UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-13742

ICL GROUP LTD.
(Exact name of registrant as specified in its charter)

ICL Group Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel
(972-3) 684-4400
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒             Form 40-F ☐

 ICL GROUP LTD.

 INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of ICL Group Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. In addition, this report on Form 6-K shall be deemed to be incorporated by reference into the Israeli Shelf Prospectus of ICL Group Ltd. filed with the Israel Securities Authority and dated February 28, 2022 (Filing Number: 2022-02-019821) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ICL GROUP LTD.

1.	Notice of Annual Meeting of Shareholders and Proxy Statement, dated September 4, 2025

www.icl-group.com ICL Group's Ltd. NOTICE OF 2025 ANNUAL GENERAL MEETING OF SHAREHOLDERS Impact for a sustainable future July 17, 2025

LET T ER F R O M T H E C E O DEAR SHAREHOLDER, You are cordially invited to attend ICL Group Ltd.’s (ICL) 2025 Annual General Meeting to be held on Thursday, September 4, 2025, at 10:00 a.m. (Israel time). The notice of the meeting, as well as items of business and voting instructions, are included in this document. I would like to take this opportunity to provide an update on ICL’s performance in 2024, as well as on the situation in Israel during the year, and to address more recent developments. Despite ongoing challenges related to the security situation in Israel during 2024, we successfully managed to minimize the impact of war-related disruptions throughout the year. As of July 2025, we remain focused on operational continuity and, above all, the safety and well-being of our employees. For 2024, we delivered adjusted EBITDA(1) of $1.5 billion, with our specialties-driven businesses contributing 70% of that amount, as we continued to focus on increasing market share across Industrial Products, Phosphate Solutions and Growing Solutions. We remain committed to growing our leadership position for these three businesses. In total, we reported sales of $6.8 billion for 2024 and maintained our overall momentum, despite persistent potash pricing headwinds. We continued to focus on strong cash generation, which resulted in free cash flow(1) of $758 million dollars for the full year. For 2024, we delivered $0.38 of adjusted diluted earnings per share(1) and wrapped up the year by delivering a total of $242 million dollars in dividend distributions, in accordance with our longstanding policy to pay out up to 50% of adjusted net income to our shareholders. Our industryleading dividend yield for 2024 was 3.8%, and once again – even in a challenging year – we delivered a total return ahead of our peers. We had several significant wins in 2024, as we expanded strategic relationships and accelerated the launch of innovative, new products across all of our specialties-driven businesses. We also successfully delivered on our efficiency plans for targeted cost savings. While there has been a change in leadership at ICL, there has not been a shift in our overall strategy. We will continue to drive growth in our specialty businesses, which help to differentiate ICL from our more commodity-based peers. We will also continue to maximize our potash sales volumes, by prioritizing the markets with the highest prices – when possible – as we have done in the past. Innovation remains central to ICL’s future growth, and we will continue to develop new products – in partnership with existing clients and to provide solutions to new clients. Our non-organic growth will continue to be supported by transformational acquisitions and complimentary M&A activity. We will also continue to benefit from our truly global workforce, which enables us to look to our trusted coworkers in different regions for their insights. We will always work together to find the right solutions for our customers and to support one another – no matter what the challenge. Thank you for your continued trust and support. Sincerely yours, Elad Aharonson CEO and President Non-IFRS financials measures and reconciliation to IFRS measures are described in the accompanying proxy statement for the ICL 2025 Annual General Meeting and Appendix A thereto. (1) 2

ITEMS OF BUSINESS | WHO IS ELIGIBLE TO RECEIVE NOTICE AND VOTE | NOTICE OF MEETING

ITEMS OF BUSINESS

The following items of business will be covered, as more fully described in the accompanying proxy statement:

1. Re-election of Yoav Doppelt, Aviad Kaufman, Avisar Paz, Sagi Kabla, Reem Aminoach, Lior Reitblatt, Tzipi Ozer Armon, Gadi Lesin, Michal Silverberg and Shalom Shlomo to serve as directors, effective as of the date of the Meeting, until the next annual general meeting of shareholders of the Company or until any of their earlier resignation or removal;
2. Reappointment of Somekh Chaikin, a Member Firm of KPMG International, as the Company’s independent auditor until the next annual general meeting of shareholders of the Company; and
3. Present and discuss our audited financial statements for the year ended December 31, 2024.

WHO IS ELIGIBLE TO RECEIVE NOTICE AND VOTE

If you are a holder of record of our Ordinary Shares as of the close of business on July 24, 2025 (the “Record Date”), you are entitled to receive notice of, and to vote in person or by proxy at, the Meeting or any adjournment or postponement thereof. This also applies if you held Ordinary Shares through a bank, broker, or other nominee (i.e., in “street name”) that is one of our shareholders of record at the close of business on the Record Date, or which appeared in the participant listing of a securities depository (such as the Depository Trust Company) on that date. If you held our Ordinary Shares through a member of the Tel Aviv Stock Exchange (“TASE”) on the Record Date, you are also entitled to notice of the Meeting and to vote at the Meeting or any adjournment or postponement thereof.

NOTICE OF MEETING

The 2025 Annual General Meeting Of Shareholders (the “Meeting”) of ICL Group Ltd. (the “Company”) will be held:

At the offices of the Company, Millennium Tower, 23 Aranha Street, 22nd Floor, Tel Aviv, Israel and virtually via Teams at teams.microsoft.com/l/meetup-join/19%3ameeting_NDBkMDI0MzMtYWY2Zi00N2ZjLWI3ZWUtN2RhNzJkMGE4YjAx%40thread.v2/0?context=%7b%22Tid%22%3a%22802762d2-02c4-4677-98ba-54060a234204%22%2c%22Oid%22%3a%2222e45515-b4cf-46f7-bd8e-02d2af6f2692%22%7d

When:
Thursday, September 4, 2025
10:00 a.m. (Israel time)

3

HOW C AN YO U VO TE | A D D I TI O N A L I N F O R M AT I ON HOW CAN YOU VOTE The accompanying proxy statement includes important information about the Meeting and the voting process. Please read it carefully and remember to cast your vote. Record holders: Shareholders of record can vote either in person at the Meeting or by proxy (whether or not you attend the Meeting). If you are a shareholder of record, you can submit a proxy by completing, dating, and signing the enclosed form of proxy and returning it promptly, no later than 48 hours before the Meeting, in the preaddressed envelope provided. No postage is required if mailed in the United States. You should sign your name exactly as it appears on the enclosed proxy card. If you are signing in a representative capacity (for example, as a guardian, executor, trustee, custodian, attorney or officer of a corporation), please indicate your name and title or capacity. Beneficial holders: If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of shares held in “street name.” Your broker, bank, or nominee will provide you with instructions that you must follow to have your shares voted. If you are a beneficial holder and wish to vote in person at the Meeting, you must first obtain a “legal proxy” from your broker, bank, or nominee that holds your shares, giving you the right to vote the shares at the Meeting. Shares Traded on the TASE: If you hold your shares through a member of the TASE, you may vote your shares in person or by delivering or mailing (via registered mail) your completed Hebrew written ballot (in the form filed by the Company via MAGNA, the online platform of the Israel Securities Authority (“ISA”)) to the offices of the Company not less than four hours prior to the time scheduled for the Meeting. Shareholders who hold shares through members of the TASE (whether attending the Meeting in person or voting through a voting ballot) must deliver to the Company an ownership certificate confirming their ownership of our Ordinary Shares as of the Record Date from the applicable TASE member, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended. Alternatively, shares held via a TASE member may be voted electronically via the ISA’s electronic voting system up to six hours before the time of the Meeting. Shareholders should receive instructions about electronic voting from the TASE member through which they hold their shares. ADDITIONAL INFORMATION Shareholders may review the full version of the proposed resolutions in the Proxy Statement as well as the accompanying proxy card, via the website of the U.S. Securities and Exchange Commission at www.sec.gov or via the ISA’s electronic filing system at www.magna.isa.gov.il or the website of the TASE at www.tase.co.il/en, and also at our offices during regular business hours, upon prior coordination (Millennium Tower, 23 Aranha Street, 22nd .Floor, Tel Aviv, Israel; Tel: +972-3-6844400), until the Meeting. Our Company’s representative is Aya Landman, VP, Chief Compliance Officer & Corporate Secretary (Millennium Tower, 23 Aranha Street, 22nd Floor, Tel Aviv, Israel; Tel: +972-3-6844435). By Order of the Board of Directors, Aya Landman, Adv. VP, Chief Compliance Officer & Corporate Secretary July 17, 2025 4

IC L G R O U P LT D . P R OXY S TATE M E N T 2 02 5 | DI CL A I M E R A N D SA FE H A RBOR ICL GROUP LTD. PROXY STATEMENT 2025 ANNUAL GENERAL MEETING OF SHAREHOLDERS This Proxy Statement is furnished to the holders of Ordinary Shares, par value NIS 1.00 per share (the “Ordinary Shares”), of ICL Group Ltd. (the “Company,” “ICL,” “we,” “us” or “our”) in connection with the solicitation by the Board of Directors of the Company (the “Board of Directors” or “Board”) of proxies for use at the 2025 Annual General Meeting of Shareholders (the “Meeting”),or at any postponement or adjournment thereof, pursuant to the accompanying Notice of 2025 Annual General Meeting of Shareholders. The Meeting will be held on Thursday, September 4, 2025, at 10:00 a.m.(Israel time), at the offices of the Company, MillenniumTower,23 Aranha Street, 22nd Floor, Tel Aviv, Israel and via Microsoft Teams (meeting URL: teams.microsoft.com/l/meetup-join/19%3ameeting_ NDBkMDI0MzMtYWY2Zi00N2ZjLWI3ZWUtN2RhNzJkMGE4YjAx%40thread.v2/0?context=%7b%22Tid%22%3 a%22802762d2-02c4-4677-98ba-54060a234204%22%2c%22Oid%22%3a%2222e45515-b4cf-46f7-bd8e02d2af6f2692%22%7d). If you intend to participate in the meeting via Microsoft Teams, we recommend logging in at least 15 minutes before the Meeting to ensure that you are logged in when the Meeting starts. DICLAIMER AND SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS This proxy statement may contain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other applicable securities laws. Whenever words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate,” “predict,” “strive,” “target,” “up to,” “expansion,” or similar expressions are used, the Company is making forward-looking statements. Such forward-looking statements may include, but are not limited to, those that discuss strategies, goals, targets, objectives, financial outlooks, corporate initiatives, our long-term business, financial targets and outlook, current expectations, existing or new products, existing or new markets, operating efficiencies, or other non- historical matters. Because such statements deal with future events and are based on our current expectations, they could be impacted or be subject to various risks and uncertainties, including those discussed in the “Risk Factors” section and elsewhere in our Annual Report on Form 20-F for the year ended December 31, 2024, filed with the U.S. Securities and Exchange Commission (”SEC”) on March 13, 2025 (the ”2024 Annual Report”), and in subsequent filings with the SEC and the Israel Securities Authority (“ISA”). Our strategies, business and financial targets, goals and objectives are subject to change from time to time. Therefore, actual results, performance or achievements of the Company could differ materially from those described in or implied by such forward-looking statements due to various factors, including, but not limited to risk factors discussed under Item 3 – Key Information – D. Risk Factors in the 2024 Annual Report. Forward-looking statements speak only as of the date they are made and, except as otherwise required by law, the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements, targets or goals in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events. Readers, listeners and viewers are cautioned to consider these risks and uncertainties and to not place undue reliance on such information. Forward- looking statements should not be read as a guarantee of future performance or results and are subject to risks and uncertainties, and the actual results may differ materially from those expressed or implied in the forward-looking statements. 5

NO N-IF R S F IN A N C I A L M E A S U R E S NON-IFRS FINANCIAL MEASURES Included in this proxy statement are financial measures that are not prepared in accordance with International Financial Reporting Standards (“IFRS”), such as EBITDA, adjusted EBITDA, adjusted net income attributable to the Company’s shareholders and diluted adjusted earnings per share, which were designed to complement the financial information presented in accordance with IFRS. Our management uses these non-IFRS measures to evaluate the Company’s business strategies and performance. We believe that these non-IFRS measures provide useful information to investors because they improve the comparability of our financial results between periods and provide for greater transparency of key measures used to evaluate our performance. These non-IFRS financial measures should be considered only as supplemental to, and not superior to, financial measures provided in accordance with IFRS. Other companies may calculate similarly titled non-IFRS financial measures differently than the Company. Please refer to page 9 and Appendix A of this proxy statement for additional information about such non-IFRS financial measures and reconciliation of the non-IFRS financial measures included in this proxy statement to the most directly comparable financial measures prepared in accordance with IFRS. 6

ICL PROXY SUMMARY



ICL PROXY SUMMARY

This summary highlights certain information that you should consider before voting on the proposals to be presented at the Meeting. This summary does not contain all of the information that you should consider, and you should read the entire Proxy Statement and our 2024 Annual Report carefully before voting.

THE 2025 ANNUAL MEETING OF SHAREHOLDERS

DATE: September 4, 2025

TIME: 10:00 a.m. Israel Time VIRTUAL

MEETING: at teams.microsoft.com/l/meetup-join/19%3ameeting_NDBkMDI0MzMtYWY2Zi00N2ZjLWI3ZWUtN2RhNzJkMGE4YjAx%40thread.v2/0?context=%7b%22Tid%22%3a%22802762d2-02c4-4677-98ba-54060a234204%22%2c%22Oid%22%3a%2222e45515-b4cf-46f7-bd8e-02d2af6f2692%22%7d

RECORD DATE: July 24, 2025

WHERE TO FIND INFORMATION

CORPORATE WEBSITE: www.icl-group.com

INVESTOR WEBSITE: investors.icl-group.com

2024 ANNUAL REPORT: s205.q4cdn.com/697440571/files/doc_financials/2024/ar/ICL-2024-20F-Report-FINAL.pdf

VOTING MATTERS AND BOARD OF DIRECTOR RECOMMENDATIONS

PROPOSAL	BOARD RECOMMENDATION	PAGE No.
PROPOSAL 1 Re-election of ten directors to serve until the next annual general meeting of shareholders of the Company or until any of their earlier resignation or removal	FOR each director	23
PROPOSAL 2 Reappointment of Somekh Chaikin, a Member Firm of KPMG International, as the Company's independent auditor until the next annual general meeting of shareholders of the Company	FOR	24

7

EX EC U T IVE SU M M A RY EXECUTING OUR STRATEGY In 2025, ICL will remain focused on driving growth in our specialty businesses, while optimizing the value of our commodity resources. Innovation will remain key, and we will continue to develop new products – both in partnership with existing clients and to provide solutions to new clients – while targeting complementary M&A opportunities. We will maintain our cost discipline and focus on sustainable solutions, while striving to be leaders across our business segments. CONTINUED EXPANSION OF OUR NON-ORGANIC GROWTH supported by transformational acquisitions and complimentary M&A activity INVESTING IN INNOVATION AND R&D, to drive specialty product portfolio growth. TARGETING A CONSISTENT AND DISCIPLINED APPROACH focused on cash generation, shareholder value, and savings and efficiency efforts, combined with a strong balance sheet. 8

EXECUTIVE SUMMARY

BUSINESS DEVELOPMENTS DURING 2024

Throughout the year, we maintained our overall momentum and delivered **sales of $6.841 billion and adjusted EBITDA of $1.469 billion**, despite persistent potash pricing headwinds. However, our sustained focus on our specialties-driven businesses helped drive annual EBITDA up 8% for these three segments – Industrial Products, Phosphate Solutions and Growing Solutions. In total, our specialties businesses represented 70% of 2024 EBITDA and 73% of fourth quarter EBITDA.

As always, we continued to focus on strong cash generation in 2024, which resulted in **operating cash flow of $1.468 billion** and free cash flow of $758 million.

In 2024, we delivered $0.38 of adjusted diluted earnings per share and distributed a total of $242 million in dividends, **as part of our long-standing policy to distribute up to 50% of quarterly adjusted net income to our shareholders**. Our industry-leading dividend yield was 3.8% in 2024, and once again – even in a very challenging year – we delivered a total return ahead of our peers.

We had several significant wins in 2024, as we expanded strategic relationships and accelerated the launch of innovative, new products across all of our specialties-driven businesses. We also delivered on our efficiency plans for targeted cost savings. And, finally, **we concluded 2024 with fourth-quarter consolidated sales of $1.601 billion and adjusted EBITDA of $347 million**.

FINANCIAL PERFORMANCE 2024

US$M ex. Per share	FY'23	FY'24
Sales	$7,536	$6,841
Net income, attributable to the Company's shareholders	$647	$407
Adjusted net income, attributable to the Company's shareholders	$715	$484
Diluted earnings per share	$0.50	$0.32
Adjusted diluted earnings per share	$0.55	$0.38
Adjusted EBITDA	$1,754	$1,469

2024 NON-FINANCIAL PERFORMANCE

US$M ex. Per share	FY'23	FY'24
GHG Emissions	2,288	2,196
Incident Rate	0.70	0.59
Percent of women in senior leadership	25%	25%
Social investment	$7.1	$8

ICL

9

EX EC U T IVE SU M M A RY CORPORATE GOVERNANCE HIGHLIGHTS ICL maintains high standards of corporate governance, which serve as the foundation for its operations and ethical conduct. We operate according to our guiding principle of – ‘doing the right thing, in the right way, every day’. This approach goes beyond regulatory compliance and is reflected in the way integrity, transparency accountability, and ethical behavior are integrated into business practices. ICL has established governance structures and procedures designed to meet the expectations of its stakeholders and support long-term value creation. Sustainability considerations are incorporated into decision-making processes, with an emphasis on clear responsibilities and transparent reporting. Our Board of Directors is responsible for overseeing the Company’s business. Governance practices are supported by defined policies and processes that outline the roles and responsibilities of the Board and the executive management. Key elements of these practices are presented in this page. BOARD GENDER DIVERSITY Assuming all of the director nominees are elected at the Meeting, our Board of Directors will continue to include 33% female representation (4 out of 12). ICL is committed to increasing the percentage of female representation in our Board to 45% by the end of 2028. EXTERNAL & INDEPENDENT DIRECTORS As an Israeli publicly traded company, we are required by the Israeli Companies Law, 1999 (the “Israeli Companies Law”), to have at least two external directors serving on our board of directors. Such external directors must be independent and unaffiliated with the Company or its controlling shareholder. External directors are elected, by law, for a period of three consecutive years, to preserve their independence. All the members of our Audit & Accounting and HR & Compensation Committees are independent under the Israeli Companies Law and the NYSE rules. % OF INDEPENDENT DIRECTORS Assuming all of the director nominees are elected at the Meeting, 9 out of 12 of our directors (75%) will be independent under the NYSE rules. DIRECTOR MEETING ATTENDANCE IN 2024 97% attendance at all Board of Directors meetings. 100% attendance at all Audit & Accounting Committee meetings. 100% attendance at all HR & Compensation Committee meetings. 95% attendance at all Climate, Sustainability & Community Relations Committee meetings. 100% attendance at all Financing Committee meetings. THE BOARD INCLUDES 6 NEW DIRECTORS WHO HAVE JOINED SINCE 2020. ANNUAL BOARD OF DIRECTORS EVALUATIONS Annual self-evaluations are conducted by our Board of Directors. BOARD OF DIRECTORS ELECTIONS At each annual meeting of shareholders of ICL, each director, who is not an ‘external director’ under Israeli law, is elected to hold office for a oneyear term expiring at the next annual meeting of shareholders of ICL. NEW DIRECTORS ON- BOARDING & DIRECTORS’ TRAININGS The Company has a tailored and robust onboarding program for new directors, aimed to familiarize new directors with key topics. The program is formalized and tailored with consideration to the unique backgrounds, experiences and expected committee responsibilities of each new director. CLIMATE, SUSTAINABILITY & COMMUNITY ENGAGEMENT We are committed to protecting our employees, the environment, and the communities in which we operate. Our actions are governed by our Climate, Sustainability & Community Relations Committee (the “CSC Committee”). Our CSC Committee, chaired by Dr. Miriam Haran, a seasoned environmental expert, oversees ICL’s: (1) climate, sustainability, safety, environment, and water management risks and opportunities, as well as related targets, policies and programs; (2) community outreach initiatives, public relations and advocacy, and (3) diversity and inclusion aspects within the Company. 10

EXECUTIVE SUMMARY

DIRECTOR NOMINEES

The table below provides summary information about each nominee for election as a director at the Meeting, as well as our two external directors (within the meaning of the Israeli Companies Law).

DIRECTOR NOMINEE	AGE	DIRECTOR SINCE	INDEPENDENT DIRECTOR		COMMITTEE MEMBERSHIP(5)			
			UNDER THE ISRAELI COMPANIES LAW	UNDER THE NYSE RULES	A&A	COMP	CSC	FIN
Yoav Doppelt (Chairman of the Board)	56	December 2018 Chairman since July 2019	(1)					
Aviad Kaufman	54	March 2014	(1)					o
Avisar Paz	68	April 2001	(2)	V				o
Lior Reitblatt	67	November 2017	V	V	o	o		
Reem Aminoach	63	March 2017	(3)	V			o (4)	
Sagi Kabla	48	February 2016	(1)				o	●
Tzipi Ozer Armon	59	January 2020	V	V				
Gadi Lesin	58	March 2021	V	V	o		o	
Michal Silverberg	48	July 2022	(3)	V				
Shalom Shlomo	47	January 2024	V	V			(4)	
EXTERNAL DIRECTORS (NOT STANDING FOR ELECTION AT THE MEETING)								
Dr. Miriam Haran	75	July 2021	V	V	o	●	●	
Dafna Gruber	59	January 2022	V	V	●	o		o

(1) Messrs. Yoav Doppelt, Aviad Kaufman and Sagi Kabla are not considered independent directors under the Israeli Companies Law and NYSE rules by virtue of the positions they hold, or previously held, with our controlling shareholder or in the Company.

(2) Mr. Paz is not considered independent under the Israeli Companies Law by virtue of the positions he previously held with our controlling shareholder.

(3) Mr. Reem Aminoach and Ms. Michal Silverberg meet all qualifications for independent director under the Israeli Companies Law but have not been formally classified as such.

(4) As of November 10, 2024, Mr. Shalom Shlomo replaced Mr. Reem Aminoach as a member of the CSC Committee.

(5) At the Board of Directors meeting held on May 18, 2025, the Board resolved to establish a new committee focused on regulatory matters, composed of four members: Shalom Shlomo (Chair), Tzipi Ozer-Armon, Dr. Miriam Haran, and Reem Aminoach.

A&A Audit & Accounting Committee
CSC Climate, Sustainability & Community Relations Committee
● Committee Chair
Comp HR & Compensation Committee
Fin Financing Committee
o Committee Member

11

EXECUTIVE SUMMARY

BOARD OF DIRECTORS SKILLS MATRIX

The Company's Board of Directors has adopted guidelines for institutionalizing and improving the structure and composition of the Board of Directors, reflecting, among other things, the Company's ambition to maintain a diverse composition of its Board of Directors, which represents diverse backgrounds, expanding skillsets and experience, and encompasses a wide range of special expertise, such as high-level managerial experience in a complex organization; strong global experience; skills and experience in dealing with complex issues; experience with strategy setting; experience in managing global businesses, working with emerging markets and business development experience in high-volume businesses; experience in corporate governance, sustainability and environmental expertise, risk management and regulation, and gender diversity.

The guidelines further include guiding principles for nomination of external directors. In addition, the Company strives to have a Board of Directors comprised of directors with the following expertise: industry expertise; corporate governance expertise; environmental, biodiversity and climate expertise; logistics and operational expertise and safety expertise.

Accordingly, the Company strives to integrate within its Board, directors with expertise in such areas, whether with new appointments or upon replacement of a vacant director position.

Further information regarding the composition of our Board of Directors is detailed below in our Board competency profile matrix, which reflects the directors' self-assessed skills and areas of expertise:

	YOAV DOPPELT EXECUTIVE CHAIRMAN OF THE BOARD	AVIAD KAUFMAN	AVISAR PAZ	LIOR REITBLATT	REEM AMINOACH	SAGI KABLA	TZIPI OZER ARMON	GADI LESIN	DR. MIRIAM HARAN	DAFNA GRUBE	MICHAL SILVERBERG	SHALOM SHLOMO
Leadership experience in managing companies, associations and networks	✓	✓	✓	✓		✓	✓	✓	✓	✓	✓	
Industry/Commercial expert	✓	✓	✓	✓		✓		✓	✓	✓		
Other economic sectors	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	
Finance, financial reporting, law and compliance	✓	✓	✓	✓	✓	✓	✓	✓		✓	✓	
Sustainability topics						✓		✓	✓	✓		✓
Accounting and auditing, sustainability reporting and risk management	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	
Innovation, research & development and technology	✓					✓	✓	✓	✓	✓	✓	
Digitalization, IT, business models and start-ups	✓		✓	✓		✓	✓	✓		✓	✓	
Human resources, communications and the media	✓			✓			✓	✓	✓	✓		✓
	♂	♂	♂	♂	♂	♂	♀	♂	♀	♀	♀	♂

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EXECUTIVE SUMMARY

DIRECTOR NOMINEE COMPOSITION HIGHLIGHTS

The Board of Directors considers the qualifications of each director nominee and the overall composition of the Board.

We are committed to Board diversity and to a balance of tenure that brings experience as well as new perspectives to Board deliberation.

GENDER DIVERSITY


33%
WOMAN
67%
MAN

TENURE OF OUR 9 INDEPENDENT DIRECTOR NOMINEES*


3
0-4 YEARS
5
5-10 YEARS
1
ABOVE 10 YEARS

* Independence under NYSE rules

EXECUTIVE COMPENSATION OVERVIEW

Our executive compensation program's total direct compensation includes a traditional base salary, with additional guaranteed salary items such as: social benefits, social and related provisions, Company car and reimbursement of telephone expenses, short-term incentives tied to financial, operational, and strategic performance and long-term incentives linked to share price performance.

2024 PAY MIX

The following charts illustrate the composition of total direct compensation for 2024, including the mix of fixed compensation (base salary and guaranteed components), and short- and long-term incentive compensation. The data reflects the compensation of our former President & CEO, Mr. Zoller, as well as the average total direct compensation in 2024 for our five highest-paid executive officers, broken down by compensation component, as disclosed in our 2024 Annual Report.

2024 CEO PAY MIX


30%
STI
21.1%
LTI
48.9%
FIXED COMP

2024 5-TOP EXECUTIVE EARNERS PAY MIX


17.1%
STI
37.9%
LTI
35.9%
FIXED COMP

13

EX EC U T IVE SU M M A RY COMPENSATION PRACTICES AND POLICIES As an Israeli public company, we are required to adopt a compensation policy for Office Holders, as such term is defined in the Israeli Companies Law, once every three years. Our current Compensation Policy, which reflects our executive compensation philosophy and creates a coherent system of rules and principles for compensation and incentives for these executives, was approved in 2024 by our HR & Compensation Committee, Board of Directors and our shareholders by a special majority (of non- controlling and disinterested shareholders), in that order. WHAT WE DO? A majority of the targeted total direct compensation is at-risk and tied to performance. We maintain an appropriate balance between short-term and long-term compensation to provide appropriate balance between short- and long-term decision making and discourage excessive risk taking. Our executive compensation is governed by a strict compensation policy, approved by our shareholders by a special majority once every three years. Our HR & Compensation Committee is an independent committee, comprised of independent directors only. Our Compensation Recoupment Policy (“claw back”) requires us to reasonably promptly recover incentive-based compensation received by executive officers in the event of certain restatements of the Company’s financial statements. In addition, our Compensation Policy includes a claw back provision that is applicable to variable compensation of Office Holders (as such term is defined in the Israeli Companies Law). WHAT DON’T WE DO? • We do not award uncapped incentives that could contribute to excessive risk taking. • We do not reprice options under our equity plan. • We do not enter into executive employment agreements without an ability to terminate. the agreement within a framed time cap. 14

TAB LE O F C O NT E N TS TABLE OF CONTENTS 16 SECTION 1 | VOTING INFORMATION 26 SECTION 3 | CORPORATE GOVERNANCE 1 7 WHO CAN VOTE 27 RISK MANAGEMENT EXECUTIVE 1 7 OUTSTANDING ORDINARY SHARES 28 EXECUTIVE COMPENSATION 1 7 MATTERS TO BE VOTED ON 28 DIRECTORS COMPENSATION 18 QUORUM 28 NON-EXECUTIVE DIRECTORS 18 VOTE REQUIRED FOR APPROVAL OF THE PROPOSALS 28 CASH COMPENSATION AND FEES 19 HOW YOU CAN VOTE 29 2024 SUMMARY OF DIRECTORS COMPENSATION 20 CHANGE OR REVOCATION OF PROXY 30 EXECUTIVE CHAIRMAN OF THE BOARD’S COMPENSATION 20 SOLICITATION OF PROXIES 33 SENIOR MANAGEMENT COMPENSATION 20 ADDITIONAL INFORMATION 2 0 DATE OF INFORMATION 41 SECTION 4 | BOARD OF DIRECTORS 2 1 PRINCIPAL SHAREHOLDERS 4 2 KEY INFORMATION ABOUT OUR BOARD 4 3 BOARD OF DIRECTORS BIOGRAPHY 47 EXTERNAL DIRECTORS 2 2 SECTION 2 | BUSINESS OF THE MEETING 23 PROPOSAL 1 – RE-ELECTION OF DIRECTORS 24 PROPOSAL 5 – RE-APPOINTMENT OF AUDITOR 25 FINANCIAL STATEMENTS 2 5 SHAREHOLDERS PROPOSALS 2 5 OTHER BUSINESS 4 8 BOARD EFFECTIVENESS REVIEW 4 8 NEW DIRECTOR ON-BOARDING & DIRECTORS’ TRAININGS 49 BOARD COMMITTEES 50 BOARD AND COMMITTEES’ MEETINGS ATTENDANCE IN 2024 51 APPENDIX A – RECONCILIATION OF NON-IFRS MEASURES FULL YEAR 2024 15

SE C TI O N 1 | VO TI N G I N F O R M ATI O N VOTING INFORMATION 16

SE C TI O N 1 | VO T I N G I N F O R M ATI O N WHO CAN VOTE You are entitled to notice of, and to vote in person or by proxy at, the Meeting or any adjournment or postponement thereof, if you are a holder of record of our Ordinary Shares as of the close of business on July 24, 2025 (“Record Date”). You are also entitled to notice of the Meeting and to vote at the Meeting or any adjournment or postponement thereof if you held Ordinary Shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on the Record Date, or which appeared in the participant listing of a securities depository (such as the Depository Trust Company) on that date, and if you held your shares through a member of the TASE on that date. See below “How You Can Vote.” OUTSTANDING ORDINARY SHARES There were 1,290,672,524 Ordinary Shares outstanding on July 1, 2025. MATTERS TO BE VOTED ON You will be asked to vote on the following items of business: 1. Re-election of Yoav Doppelt, Aviad Kaufman, Avisar Paz, Sagi Kabla, Reem Aminoach, Lior Reitblatt, Tzipi Ozer Armon, Gadi Lesin, Michal Silverberg and Shalom Shlomo to serve as directors, effective as of the date of the Meeting, until the next annual general meeting of shareholders of the Company or until any of their earlier resignation or removal; 2. Reappointment of Somekh Chaikin, a Member Firm of KPMG International, as the Company’s independent auditor until the next annual general meeting of shareholders of the Company. 3. At the Meeting, following the matters to be voted on as detailed above, we will also present and discuss our audited financial statements for the year ended December 31, 2024, as previously made available to our shareholders as part of our 2024 Annual Report, which may be accessed via the SEC’s website at www.sec.gov and the ISA’s website at www.magna.isa.gov.il (reference number 2025-02-016733), as well as via the “Investor” section of our Company’s website, www.icl-group.com. The Company currently is not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, or any adjournment or postponement thereof, the persons designated as proxies may vote in accordance with the judgment on such matters. 17

SE C TI O N 1 | VO T I N G I N F O R M ATI O N QUORUM Two or more shareholders holding in the aggregate more than 50% of the outstanding voting power in the Company, present in person or by proxy, written ballot or via the ISA’s electronic voting system, and entitled to vote, will constitute a quorum at the Meeting. If within half an hour from the time scheduled for the Meeting a quorum is not present, the Meeting shall be adjourned to Thursday, September 11, 2025, at the same time and place. If a quorum is not present within half an hour from the time scheduled for the adjourned meeting, then two shareholders with voting rights, who hold in the aggregate at least one-third of the Company’s issued share capital, who are present, in person or by proxy, written ballot or via the ISA’s electronic voting system, shall constitute a quorum. This notice will serve as notice of such reconvened meeting if no quorum is present at the original date and time and no further notice of the reconvened meeting will be given to shareholders. In the case of joint holders of Ordinary Shares, pursuant to Article 75 of the Articles of Association of the Company, the vote of the most senior of such joint holders who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s). For this purpose, seniority will be determined by the order in which the names stand in the Company’s shareholders register. Abstentions and broker non-votes will be counted towards the quorum. Broker non-votes occur when brokers that hold their customers’ shares in street name sign and submit proxies for such shares, and vote such shares on some matters but not on others. This occurs when brokers have not received any instructions from their customers, in which case the brokers, as the holders of record, are permitted to vote on “routine” matters, but not on non-routine matters. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum purposes. VOTE REQUIRED FOR APPROVAL OF THE PROPOSALS Each Ordinary Share is entitled to one vote upon each of the proposals to be presented at the Meeting. The affirmative vote of the holders of a majority of the voting power in the Company represented at the Meeting, in person or by proxy, written ballot or via the ISA’s electronic voting system, and voting on the matter, is required for the approval of each of the proposals. In tabulating the voting results for any particular proposal, shares that constitute broker non-votes and abstentions are not considered votes cast on that proposal. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for voting purposes. Therefore, it is important for a shareholder that holds Ordinary Shares through a bank or broker to instruct its bank or broker how to vote its shares if the shareholder wants its shares to count towards the vote tally for a given proposal. 18

SE C TI O N 1 | VO T I N G I N F O R M ATI O N HOW YOU CAN VOTE How you vote depends on whether you are shareholder of record, shareholder in “street name” or shareholder who holds shares that are traded on the TASE. You are a shareholder of record if the share certificate or book-entry position is registered in your name at our transfer agent. You are considered the beneficial owner of shares held in “street name” if your shares are held in a stock brokerage account or by a bank or other nominee. You are considered a shareholder who holds shares that are traded on the TASE if your shares are held through a member of the TASE. SHAREHOLDER OF RECORD You may attend and vote in person at the Meeting or may submit your vote by completing, signing and submitting (in the enclosed, postage-paid envelope) the enclosed proxy card. Unless otherwise indicated specifically on the form of proxy, Ordinary Shares represented by any proxy in the enclosed form will be voted in favor of all the matters to be presented at the Meeting, as recommended by the Board of Directors. To be valid, a proxy must be properly executed and received by our transfer agent or at the offices of the Company no less than 48 hours prior to the time scheduled for the Meeting (i.e., 10:00 a.m. (Israel time) on Tuesday, September 2, 2025), unless a shorter period is determined by the chairman of the Meeting. SHAREHOLDER IN “STREET NAME” Your broker, bank or nominee will provide you with instructions that you must follow in order to have your shares voted. If you are a beneficial holder and wish to vote in person at the Meeting, you must first obtain a “legal proxy” from your broker, bank or nominee that holds your shares giving you the right to vote the shares at the Meeting. HOLDER OF SHARES TRADED ON TASE You may vote your shares in person or by delivering or mailing (via registered mail) your completed Hebrew written ballot (in the form filed by the Company via MAGNA, the online platform of the ISA), to the offices of the Company no less than four hours prior to the time scheduled for the Meeting, at the address set forth above, attention: Aya Landman, VP, Chief Compliance Officer & Corporate Secretary. Shareholders who hold shares through members of the TASE (whether attending the Meeting in person or voting through a voting ballot) must deliver to the Company an ownership certificate confirming their ownership of our Ordinary Shares as of the Record Date from the applicable TASE member, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended. Alternatively, shares held via a TASE member may be voted electronically via the ISA’s electronic voting system, up to six hours before the time fixed for the Meeting. Shareholders should receive instructions about electronic voting from the TASE member through which they hold their shares. 19

SE C TI O N 1 | VO T I N G I N F O R M ATI O N CHANGE OR REVOCATION OF PROXY Shareholders of record may revoke the authority granted by their execution of proxies by delivering to the Company or its transfer agent a written notice of revocation or duly executed proxy bearing a later date, provided such revocation notice or later-dated proxy is received by the Company or its transfer agent at least 48 hours before the Meeting, unless a shorter period is determined by the chairman of the Meeting, or by attending the Meeting and voting in person. Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request. If your shares are held in “street name,” you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person. If your shares are held through a member of the TASE and you wish to change your voting instructions, you may change your vote (i) by attending the Meeting and voting in person, by presenting a valid ownership certificate (as of the Record Date); (ii) by delivering a later-dated duly executed Hebrew written ballot, together with a valid ownership certificate (as of the Record Date), to the Company’s offices no later than four hours prior to the designated time of the Meeting, or (iii) by following the relevant instructions for changing your vote via the ISA electronic voting system by no later than six hours before the time set for the Meeting. SOLICITATION OF PROXIES Proxies for use at the Meeting are being solicited by the Board of Directors of the Company. Proxies are being mailed to shareholders on or about July 28, 2025, and will be solicited mainly by mail. The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding proxy materials to beneficial owners of Ordinary Shares. In addition, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, e-mail or other personal contact. ADDITIONAL INFORMATION Financial and other information about the Company is available under ICL’s profile on the SEC website at www.sec.gov and the ISA’s website at www.magna.isa.gov.il, as well as via the “Investor” section of our Company’s website, www.icl-group.com. In addition, any shareholder who would like to receive a copy of our 2024 Annual Report may do so free of charge by contacting our registered head office at the following address: ICL Group Ltd. Millennium Tower, 23 Aranha Street, 22nd Floor, Israel Attention: Aya Landman, VP, Chief Compliance Officer & Corporate Secretary Tel: +972-3-6844435 Email: Aya.Landman@icl-group.com Any documents referred to in this proxy statement, and any information or documents available on the SEC, ISA, TASE or any other website, including our own, are not incorporated by reference into this proxy statement unless otherwise specified. DATE OF INFORMATION The information contained in this proxy statement is given as of July 17, 2025, unless otherwise specified. 20

SECTION 1 | VOTING INFORMATION

PRINCIPAL SHAREHOLDERS

The following table presents as of July 1, 2025 (unless otherwise noted below) the beneficial ownership of our Ordinary Shares, as determined in accordance with rules of the SEC, by each person who is known by us to be the beneficial owner of 5% or more of our outstanding Ordinary Shares. The data presented is based on information provided to us by the holders or disclosed in public regulatory filings. The number of Ordinary Shares beneficially owned by each entity, person, executive officer or director is determined in accordance with the rules of the SEC and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which a person has sole or shared voting power or investment power as well as any shares that a person has the right to acquire within 60 days through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all common shares held by that person.

SHAREHOLDER	ORDINARY SHARES BENEFICIALLY OWNED	
	NUMBER	PERCENTAGE(1)
Israel Corporation Ltd.(2)	567,018,587	43.93%
The Phoenix Holdings Ltd. (3)	101,698,050	7.88%
Migdal Insurance & Financial Holdings Ltd.(4)	78,641,356	6.09%
Harel Insurance Investments & Financial Services Ltd. (5)	72,230,751	5.59%
Altshuler Shaham Ltd. (6)	64,691,143	5.01%

1. The percentages shown are based on 1,290,672,524 Ordinary Shares issued and outstanding as of July 1, 2025 (after excluding shares held by us or our subsidiaries).
2. Israel Corp. is a public company listed for trading on the Tel Aviv Stock Exchange (TASE). Based on the information provided by Israel Corp., Millenium Investments Elad Ltd. ("Millenium") and Mr. Idan Ofer are considered as controlling shareholders jointly of Israel Corp., for purposes of the Israeli Securities Law (each of Millenium and Mr. Idan Ofer hold shares in Israel Corp. directly, and Mr. Idan Ofer serves as a director of Millenium and has an indirect interest in it as the beneficiary of the discretionary trust that has indirect control of Millenium, as stated below). As of July 1, 2025, Millenium holds approximately 38.28% of the issued share capital (and approximately 38.65% of the voting rights) in Israel Corp., which holds as of July 1, 2025, approximately 43.93% of the voting rights and approximately 43.11% of the issued share capital, of the Company. To the best of Israel Corp.'s knowledge, Millenium is wholly held by Mashat (Investments) Ltd. ("Mashat"). Mashat is wholly owned by Ansonia Holdings Singapore B.V. ("Ansonia") which is incorporated in the Netherlands. Ansonia is a wholly owned subsidiary of Jelany Corporation N.V. (registered in Curaçao), which is wholly owned subsidiary of the Liberian company, Court Investments Ltd. ("Court"). Court is wholly owned by a discretionary trust, in which Mr. Idan Ofer is the beneficiary. In addition, as of July 1, 2025, Lynav Holdings Ltd. ("Lynav"), which is a company controlled by a discretionary trust in which Mr. Idan Ofer is the beneficiary, holds directly approximately 9.39% of the issued share capital (and approximately 9.48% of the voting rights) of Israel Corp.. Furthermore, as of July 1, 2025, Mr. Idan Ofer holds directly approximately 0.05% of the issued share capital of Israel Corp (and approximately 0.05% of the voting rights).Even though Israel Corp. holds less than 50% of the Company's ordinary shares, it still has decisive influence at the general meetings of the Company's shareholders and, effectively, it has the power to appoint directors (other than the external directors) and to exert significant influence with respect to the composition of the Company's Board of Directors. As of July 1, 2025, approximately 73 million ordinary shares have been pledged by Israel Corp. to secure certain liabilities, almost entirely comprised of margin loans with an aggregate outstanding principal amount of $150 million.
3. Based solely upon and qualified in its entirety with reference to a notice provided to the Company by The Phoenix Holdings Ltd., reporting beneficial holdings of our Ordinary Shares as of June 30, 2025.
4. Based solely upon and qualified in its entirety with reference to a Schedule 13G filed by Migdal Insurance & Financial Holdings Ltd. ("Migdal") with the SEC on February 13, 2025. According to the Schedule 13G, of the 78,641,356 Ordinary Shares reported as beneficially owned by Migdal (i) 70,938,115 Ordinary Shares are held for members of the public through, among others, provident funds, mutual funds, pension funds and insurance policies, which are managed by direct and indirect subsidiaries of Migdal, each of which subsidiaries operates under independent management and makes independent voting and investment decisions, (ii) 7,703,241 Ordinary Shares are held by companies for the management of funds for joint investments in trusteeship, each of which operates under independent management and makes independent voting and investment decisions, and (iii) 0 are beneficially held for their own account (Nostro account).
5. Based solely upon and qualified in its entirety with reference to a notice provided to the Company by Harel Insurance Investments & Financial Services Ltd., reporting beneficial holdings of our Ordinary Shares as of June 30, 2025.
6. Based solely upon and qualified in its entirety with reference to a Schedule 13G filed by Altshuler Shaham Ltd. ("Altshuler"), with the SEC on January 17, 2023. According to the Schedule 13G, of the 64,691,143 Ordinary Shares reported as beneficially owned by Altshuler (i) 61,312,442 Ordinary Shares are held by provident and pension funds managed by Altshuler Shaham Provident & Pension Funds Ltd., a majority-owned subsidiary of Altshuler, (ii) 3,378,701 Ordinary Shares are held by mutual funds managed by Altshuler Shaham Mutual Funds Management Ltd., a wholly-owned subsidiary of Altshuler; and (iii) 263,100 Ordinary Shares are held by hedge funds managed by Altshuler Shaham Owl, Limited Partnership, an affiliate of Altshuler-Shaham. Mr. Gilad Altshuler may be deemed to possess shared investment authority with respect to all of the foregoing Ordinary Shares due to his indirect 44.81% interest in Altshuler-Shaham, as well as his serving in various investment management capacities for Altshuler-Shaham and its subsidiaries and affiliates. The foregoing provident and pension funds, mutual funds and hedge funds, are managed for the benefit of public investors and not for the economic benefit of the foregoing reporting persons. Each of the foregoing reporting persons lack authority with respect to the voting of all of such Ordinary Shares.

ICL

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SE C TI O N 2 | BU S I N E S S O F T H E M E E T I N G BUSINESS OF THE MEETING 22

SE C TI O N 2 | BU S I N E S S O F T H E M E E T I N G PROPOSAL 1 | RE-ELECTION OF DIRECTORS Ten directors are standing for re-election to the Board of Directors for a one-year term ending at the next annual meeting of shareholders of the Company. Shareholders can vote for, or against, or withhold their vote from, each individual nominee. Each of the director nominees has confirmed that he or she complies with all requirements of a director of a public company under the Israeli Companies Law, possesses the necessary qualifications and is able to dedicate sufficient time to fulfill his or her duties as a director of the Company, taking into consideration our Company’s size and special needs. If elected at the Meeting, non-executive directors (including our external directors, within the meaning of the Israeli Companies Law) will be compensated in accordance with the regulations promulgated under the Israeli Companies Law governing the compensation of external directors (the “Compensation Regulations”). In addition, if elected at the Meeting, the director nominees will continue to benefit from the indemnification, insurance and exemption agreements that we previously issued to them, and from directors’ and officers’ liability insurance as we shall procure from time to time. The Company also covers and/or reimburses its directors for expenses (including travel expenses) incurred in connection with meetings of the Board of Directors and its committees or performing other services for the Company in their capacity as directors, in accordance with the Company's Compensation Policy and the Compensation Regulations. See “Section Three – Corporate Governance” for additional information. OUR BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE RE-ELECTION OF EACH DIRECTOR NOMINEE NAMED IN THIS PROXY STATEMENT 23

SECTION 2 | BUSINESS OF THE MEETING

PROPOSAL 2 | RE-APPOINTMENT OF AUDITOR

Pursuant to the approval and recommendation of our Audit and Accounting Committee and Board of Directors, the shareholders will be asked to approve the reappointment of Somekh Chaikin, a Member Firm of KPMG International ("KPMG"), independent certified public accountants in Israel, as our independent auditor until the next annual general meeting of the shareholders of the Company.

OUR BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE RE-APPOINTMENT OF SOMEKH CHAIKIN, A MEMBER FIRM OF KPMG INTERNATIONAL, AS THE INDEPENDENT AUDITOR OF THE COMPANY UNTIL THE COMPANY'S NEXT ANNUAL GENERAL MEETING OF SHAREHOLDERS

Our Pre-Approval for Audit and Non-Audit Services Policy specifies the scope of permitted non-audit services provided by our external auditor so that its independence is not compromised by other services. All audit and permitted non-audit services provided by our external auditor are pre-approved by our Audit and Accounting Committee. All services performed by our auditor in 2024 complied with our Pre-Approval for Audit and Non-Audit Services Policy and professional standards and securities regulations governing auditor independence.

In accordance with our Articles of Association, our Board of Directors has the authority to determine the fees paid to our independent auditor. As contemplated by the Sarbanes-Oxley Act of 2002, our Board of Directors has delegated this authority to our Audit and Accounting Committee.

The following table sets out the following fees for professional services billed by KPMG for services rendered in each of the respective years:

SHAREHOLDER	2024	2023
	US$ THOUSANDS	
Audit fees[1]	4,356	4,321
Audit-related fees[2]	87	30
Tax fees[3]	1,651	1,262
Total	6,094	5,613

1. Audit fees are the aggregate fees billed or expected to be billed for the audit of our annual financial statements. This category also includes services that are generally provided by the independent accountant, such as consents and review of documents filed with the SEC.
2. Audit-related fees are the aggregate fees billed for assurance and related services rendered during the years ended December 31, 2024 and 2023, that are reasonably related to the performance of the audit and are not reported under audit fees.
3. Tax fees are the aggregate fees billed for professional services rendered during the years ended December 31, 2024 and 2023, for tax compliance, tax advice, and tax planning, assistance with tax audits and appeals.

ICL

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SE C TI O N 2 | BU S I N E S S O F T H E M E E T I N G FINANCIAL STATEMENTS At the Meeting, the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2024, which are included in the 2024 Annual Report, will be presented. The SEC maintains a website that contains reports, proxy and information statements and other information that we file electronically with the SEC at www.sec.gov. These SEC reports are also available on our website at www.icl-group.com under “Investors—Reports, News and Events— Financial and Annual Reports”. Shareholders may request to receive paper copies at no charge by submitting a request in writing to our Corporate Secretary at the following address: Millennium Tower, 23 Aranha Street, P.O. Box 20245, Tel Aviv, 6120201, Israel, Attention: Corporate Secretary SHAREHOLDER PROPOSALS Any shareholder of the Company who intends to present a proposal at the 2025 Annual General Meeting of Shareholders must satisfy the requirements of the Israeli Companies Law and regulations thereunder. Any such shareholder(s) may present proposals for consideration at the Meeting by submitting their proposals in writing to our Corporate Secretary at the following address: Millennium Tower, 23 Aranha Street, P.O. Box 20245, Tel Aviv, 6120201, Israel, Attn.: ICL Corporate Secretary, no later than July 24, 2025. OTHER BUSINESS Other than as set forth above, we are not aware of any other business to be transacted at the Meeting. If any other matters are properly presented at the Meeting, Ordinary Shares represented by executed and unrevoked proxies will be voted by the persons named in the enclosed form of proxy upon such matters in accordance with the judgment and recommendation of the Board of Directors. 25

SE C TI O N 3 | C O R P O R AT E GOV E R N A N C E CORPORATE GOVERNANCE 26

SE C TI O N 3 | C O R P O R AT E GOV E R N A N C E RISK MANAGEMENT At ICL, enterprise risk management (“ERM”) is deeply ingrained within our corporate culture, serving as a foundational framework essential for anticipating and effectively navigating uncertainties, risks, and opportunities. Recognizing the inherent presence of risk across all aspects of our operations, we prioritize robust risk management as a cornerstone of sound corporate governance. A well-executed risk management strategy not only helps us achieve our objectives but also enhances our decisionmaking processes, ensures compliance with regulatory requirements and internal policies, and provides assurance regarding the effectiveness of our control. Our risk governance structure, and the defined roles and responsibilities for key functions, is based on the “3 lines of defense” model. Our Board of Directors and respective committees are highly committed to ensuring that risk management is implemented across ICL, overseeing the effectiveness of our risk framework. Their oversight includes monitoring pivotal corporate risks, aligned with our risk appetite, ensuring they align with our strategic objectives and values and monitoring their mitigation plans. Under the guidance of our CEO, our Executive Management (GEC) serves as the first line of defense, and takes direct ownership and is responsible for the direct oversight of enterprise risk management, ensuring that ICL’s risk management framework is implemented, risk management responsibilities are delegated, and that risk management is integrated into all business activities. Furthermore, the GEC periodically reviews and approves ICL’s corporate risk register reports and updates of risks and mitigation plans, and emerging risks. ICL EVP, Chief Risk Officer, together with the Global Risk Director, serve as a second line of defense, comprising a professional global function. Furthermore, each division has a dedicated Risk Leader promoting all risk activities within divisions, in accordance with ERM routines. Our governance structure is designed to effectively cascade our ERM process throughout our entire organization, combining top-down and bottom-up approaches. This ensures that all units, regardless of their geography and size, deploy the same process, utilizing identical taxonomy and assessment criteria. This approach enables us to maintain a holistic view of the entire ICL risk profile. Our global policy that outlines our ERM vision, commitment, risk governance, risk appetite, routines, and processes, which are reviewed annually. 27

SECTION 3 | CORPORATE GOVERNANCE

EXECUTIVE COMPENSATION [1]

DIRECTORS COMPENSATION

The approval of our director's compensation is governed by Israeli law. Under the Israeli Companies Law, compensation of directors generally requires the approval of the Company's HR & Compensation Committee, the Board of Directors and the shareholders, in that order. Generally, the approval of the HR & Compensation Committee and the Board of Directors must be in accordance with the Company's compensation policy, except in special circumstances and subject to certain conditions, in which case the shareholder approval must be by a special majority of non-controlling and disinterested shareholders.

NON-EXECUTIVE DIRECTORS

Each of our non-executive directors (including our external directors, within the meaning of the Israeli Companies Law) are compensated in accordance with the Compensation Regulations. The Compensation Regulations set forth minimum and maximum amounts of cash compensation (an annual fee and per meeting fees), depending on the Company's shareholders' equity. Generally, shareholder approval is not required for director compensation payable in cash (annual and per meeting fees) up to the maximum amounts set forth in the Compensation Regulations.

CASH COMPENSATION AND FEES

The per meeting fees vary in accordance with the qualification of the non-executive directors, depending on whether the director is qualified as an "Expert Director" under the Compensation Regulations. The fees are currently as follows:

	EXPERT DIRECTORS	NON-EXPERT DIRECTOR
Fixed Annual Fee	~NIS 165,000 (approximately $44,600)	~NIS 124,000 (approximately $33,500)
Per Meeting Fee	~NIS 6,400 (approximately $1,700)	~NIS 4,800 (approximately $1,200)

The Company also covers and/or reimburses its directors for expenses (including travel expenses) incurred in connection with meetings of the Board of Directors and its committees or performing other services for the Company in their capacity as directors, in accordance with the Company's Compensation Policy and the Compensation Regulations. Our Board members also benefit from directors' and officers' liability insurance and indemnification and exemption arrangements entered into with them. For further information, see "Item 6 – Directors, Senior Management and Employees – C. Board Practices – Insurance and Indemnification" in the 2024 Annual Report.

[1] All amounts in this section are taken as reported in the Company's 2024 Annual Report, including the conversion from NIS to USD.

ICL

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SECTION 3 | CORPORATE GOVERNANCE

2024 SUMMARY OF DIRECTOR COMPENSATION

The aggregate cash compensation paid by us to our non-executive directors for the year ended December 31, 2024, was approximately $0.9 million. This amount includes annual and per meeting fees but does not include business travel and expenses reimbursed to directors.

The following table sets out the approximate compensation earned by each individual who served as a non-executive director during the year ended December 31, 2024 (amounts exclude VAT):

NON-EXECUTIVE DIRECTOR	FIXED ANNUAL FEE	AGGREGATE PER MEETING FEES	TOTAL
Aviad Kaufman	NIS 165,041 (~$44,606)	NIS 130,810 (~$35,354)	NIS 295,851 (~$79,960)
Avisar Paz	NIS 165,041 (~$44,606)	NIS 143,510 (~$38,786)	NIS 308,551 (~$83,392)
Dafna Gruber	NIS 165,041 (~$44,606)	NIS 213,360 (~$57,665)	NIS 378,401 (~$102,271)
Gadi Lesin	NIS 165,041 (~$44,606)	NIS 194,310 (~$52,516)	NIS 359,351 (~$97,122)
Lior Reitblatt	NIS 165,041 (~$44,606)	NIS 199,390 (~$53,889)	NIS 364,431 (~$98,495)
Michal Silverberg	NIS 165,041 (~$44,606)	NIS 109,220 (~$29,519)	NIS 274,261 (~$74,125)
Dr. Miriam Haran	NIS 165,041 (~$44,606)	NIS 217,170 (~$58,695)	NIS 382,211 (~$103,301)
Reem Aminoach	NIS 165,041 (~$44,606)	NIS 91,440 (~$24,714)	NIS 256,481 (~$69,320)
Sagi Kabla*	NIS 165,041 (~$44,606)	NIS 166,370 (~$44,965)	NIS 331,411 (~$89,571)
Tzipi Ozer-Armon	NIS 165,041 (~$44,606)	NIS 101,600 (~$27,459)	NIS 266,641 (~$72,065)
Shalom Shlomo	NIS 123,730 (~$33,441)	NIS 77,112 (~$20,841)	NIS 200,842 (~$54,282)

* Mr. Kabla, Israel Corp.'s Chief Financial Officer, has requested that his director cash compensation be assigned and paid directly to Israel Corp.

29

SE C TI O N 3 | C O R P O R AT E GOV E R N A N C E EXECUTIVE CHAIRMAN OF THE BOARD'S COMPENSATION From July 1, 2022, until March 6, 2025, Mr. Doppelt was entitled to the following cash and equitybased compensation for his service as Executive Chairman of the Board, as approved by our shareholders at the Annual General Meeting held on March 30, 2022, following approvals by the HR & Compensation Committee and Board of Directors on January 31, 2022, and February 8, 2022, respectively: COMPENSATION ITEM FIXED ANNUAL FEE Annual Cost Annual fixed cost of employment of NIS 1,800,000 (approximately $486,000) Short-Term Incentive An annual cash bonus, calculated according to the short-term incentive (“STI”) formula set forth in the Company’s Compensation Policy. Target STI, which was Mr. Doppelt’s potential maximum STI payout in any given year, could not exceed NIS 1.2 million (approximately $329,000). For details regarding Mr. Doppelt’s STI formula and his 2024 STI payout, see below "Short-Term Incentive – The Annual Bonus Component" Termination Arrangement Six-month adjustment period and six-month advance notice period, during both of which he will continue to be entitled to all of his compensation terms, including STI payouts and continued vesting of his existing long-term incentive (“LTI”) plans Long-term incentive LTI award for the years 2022-2024, in the form of options to purchase 1,055,100 Ordinary Shares, at an exercise price of NIS 35.7 ($9.7) per share (or exercisable on a cashless basis pursuant to a customary “net exercise” formula), with a total value of NIS 9 million (approximately $2.4 million), or NIS 3 million (approximately $811,000) per vesting annum 30

SE C TI O N 3 | C O R P O R AT E GOV E R N A N C E Effective as of March 6, 2025, at an extraordinary general meeting of shareholders held on such date, our shareholders approved the renewal of Mr. Yoav Doppelt’s compensation terms as the Executive Chairman of the Board for a period of three years, until March 5, 2028, following approvals by the HR & Compensation Committee on December 31, 2024 and January 6, 2025 and the Board of Directors on January 9, 2025. The renewed terms are substantially similar to those approved in 2022, other than the adjustment of the amounts approved in 2022 for inflation up to the present date, and the inclusion of a provision linking all compensation components going forward to increases in the Israeli Consumer Price Index (“CPI”), as well as an additional update of Mr. Dopplet’s LTI, consistent with the adjustments made in the grants awarded to other Company executives in 2024. The renewed terms are as follows: COMPENSATION ITEM FIXED ANNUAL FEE Annual Cost Annual fixed cost of employment of NIS 1,963,000 (approximately $530,500). Short-Term Incentive An annual cash bonus, calculated according to the short-term incentive (“STI”) formula set forth in the Company’s Compensation Policy. Target STI, which is also the maximum potential STI payout in any given year, of NIS 1,309,300 (approximately $358,700). Termination Arrangement Six-month adjustment period and six-month advance notice period, during both of which he will continue to be entitled to all of his compensation terms, including STI payouts and continued vesting of his existing long-term incentive (“LTI”) plans. Other Benefits Cash and non-cash benefits similar to those payable to senior executives of the Company, including but not limited to, pension and severance pay, life insurance (risk), annual vacation days (and redemption of accrued vacation days), sick days quota, recuperation days, travel expenses and expenses reimbursement. Long-term incentive LTI award for the years 2025-2027, in the form of options to purchase 1,973,684 Ordinary Shares, at an exercise price of NIS 21.5 ($5.94) per share (or exercisable on a cashless basis pursuant to a customary “net exercise” formula), with a total value of NIS 11.25 million (approximately $3 million), or NIS 3.75 million (approximately $1 million) per vesting annum 31

SECTION 3 | CORPORATE GOVERNANCE

Mr. Doppelt's compensation components, including base salary and STI, are subject to periodical adjustment in accordance with increases in the CPI, with the baseline being the January 2025 CPI, published on February 15, 2025, subject to the maximum amounts for each compensation component as set forth in the Compensation Policy.

EQUITY (LTI) GRANTS TO THE EXECUTIVE CHAIRMAN OF THE BOARD:

GRANT FOR YEARS	GRANT DATE	TYPE OF EQUITY	DATES OF GOVERNANCE BODIES' APPROVALS	GRANT VALUE (NIS)	NUMBER OF OPTIONS	EXPIRATION DATE
2022-2024[1]	March 30, 2022	Options	• HR & Comp. Committee – 31.1.22 & 6.2.22 • Board – 8.2.22 • Shareholders (Annual Meeting) – 30.3.22	9 million (3 million per annum)	1,055,100	March 30, 2027
2025-2027[2]	March 6, 2025	Options	• HR & Comp. Committee – 31.12.24 & 6.1.25 • Board – 9.1.25 • Shareholders (Annual Meeting) – 6.3.25	11.25 million (3.75 million per annum)	1,973,684	March 6, 2030

VESTING SCHEDULE
The options will vest in three equal tranches, upon each of the three anniversaries of the grant date. Options fully accelerate if Mr. Doppelt ceases to provide services within 12 months following a change of control (other than in the event of termination for cause).

(1) The equity award was granted pursuant to the Company's Equity Compensation Plan (2014), as amended in June 2016.
(2) The equity award was granted pursuant to the Company's Equity Compensation Plan (2024).

Other than the agreement with Mr. Doppelt in his capacity as Executive Chairman of the Board, described above, including the indemnification, exemption and insurance arrangements customary in the Company and the described acceleration of equity awards upon termination of his service under certain circumstances, we do not have any written agreements with any current director providing for benefits upon the termination of such directors' relationship with us.

ICL

32

SE C TI O N 3 | C O R P O R AT E GOV E R N A N C E SENIOR MANAGEMENT COMPENSATION 2 OUR COMPENSATION PHILOSOPHY The design and philosophy of our executive compensation program closely links financial performance and strategy execution to resulting awards, supporting our efforts to attract, motivate and retain the brightest talent with skills across a diverse range of capabilities. An emphasis on longterm incentives (equity-based compensation) focuses our executives on long-term success and aligns compensation with shareholders’ interests. The compensation structure is designed to support the delivery of financial performance while demonstrating a commitment to operating safely, reliably and in a manner that is proactively consistent with our Environmental, Social and Governance (ESG) commitments. ESG performance targets are regularly included as part of the annual short term incentive plan of all executive officers, to reflect our commitment to create impactful solutions for humanity’s sustainability challenges. Accordingly, for 2024, our HR & Compensation Committee and Board of Directors set annual key performance indicators (“KPIs”) for our executive management, that incorporate improvement of specific ESG targets, including: health & safety performance (IR improvement targets), environmental performance (water savings, waste reduction, greenhouse gas (“GHG”) emissions reduction targets, aimed to eventually achieve science based targets, as further detailed in “Item 4 – Information On The Company — B. Business Overview - Task Force on Climate-related Financial Disclosures (TCFD)" of the 2024 Annual Report), suppliers sustainability performance (related to TfS / Ecovadis assessments), climate-change and climate related disclosures and rankings, diversity and gender equality improvement targets, energy efficiency, green products, product carbon footprints calculations, and more. COMPENSATION AND RECOUPMENT POLICY At the extraordinary general meeting of shareholders held on October 9, 2024, our shareholders approved a new compensation policy for office holders (the “New Compensation Policy”), for a period of three years, replacing the previous compensation policy that was approved by our shareholders in March 2022 (the “Previous Compensation Policy”). The New Compensation Policy contained a few adjustments in comparison to the Previous Compensation Policy, reflecting the experience that was gained from the implementation of the Previous Compensation Policy since its adoption. A copy of the New Compensation Policy is attached as Exhibit 4.3 to the 2024 Annual Report. The New Compensation Policy refers, among other things, to the Compensation Recoupment Policy that was adopted by the Company in 2023, as required under, and in accordance with, the requirements of Section 10D of the Securities Exchange Act of 1934, as amended, and Section 303A.14 of the NYSE Listed Company Manual. A copy of the Compensation Recoupment Policy is attached as Exhibit4.7 to the 2024 Annual Report. 2024 SENIOR MANAGEMENT COMPENSATION The aggregate compensation amount incurred by us with respect to all of the members of our senior management (Global Executive Committee – GEC) as of December 31, 2024, was approximately $17 million for the year 2024. This amount includes an annual provision for pension or other retirement benefits for our senior management of approximately $1 million. 2 All amounts in this section are taken as reported in the Company's 2024 Annual Report, including the conversion from NIS to USD. 33

SECTION 3 | CORPORATE GOVERNANCE

The following table and accompanying notes describe the compensation incurred for the year 2024 with respect to the five highest earning senior officers of ICL for such period.

DETAILS OF THE RECIPIENT			PAYMENTS FOR SERVICES				
NAME	POSITION	SCOPE OF POSITION	BASE SALARY	COMPENSATION	BONUS (STI)[2]	EQUITY BASED COMPENSATION (LTI)[3]	TOTAL
			US$ THOUSANDS				
Raviv Zoller	Former President & Chief Executive Officer	100%	850	1,818	1,118	787	3,723
Elad Aharonson	President & Chief Executive Officer (Former President, Growing Solutions Division)	100%	410	586	394	922	1,902
Aviram Lahav	Chief Financial Officer	100%	401	574	378	904	1,856
Philip Brown [7]	President, ICL Phosphate Specialty Solutions Division	100%	375	415	598	677	1,690
Lilach Geva-Harel	EVP, Chief Legal and Sustainability Officer	100%	287	433	303	748	1,484

(1) The salary items (compensation) column in the above table include all of the following components: base salary, customary social benefits, customary social and related provisions, Company car and reimbursement of telephone expenses. The compensation is in accordance with both the Previous Company's Compensation Policy and the New Compensation Policy.

(2) The annual bonuses (STI awards) to officer holders for 2024, including the top-five earners in 2024, were approved by our HR & Compensation Committee and Board of Directors on January 20, 2025 and January 22, 2025, respectively.

(3) The expense for share-based payment compensation is calculated according to IFRS and is recognized in the Company's statement of income over the vesting period of each portion. The amounts reported in this column represent the expense recorded in the Company's financial statements for the year ended December 31, 2024 (the "2024 Financial Statements") included in the 2024 Annual Report, with respect to equity-based compensation granted to the senior officer. For details regarding the Company's equity compensation plans, see Note 19 to our 2024 Financial Statements.

ICL

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SE C TI O N 3 | C O R P O R AT E GOV E R N A N C E Five highest earning senior officers in 2024 employment terms summary is set forth below: (4) RAVIV ZOLLER BASE SALARY • Annual base salary of ~NIS 3.2 million (approximately $888,000), or • Monthly base salary of ~NIS 266,000 (approximately $73,000). • In accordance with the Company's Compensation Policy, the CEO's perquisites for the reporting period totaled ~NIS 0.3 million (approximately $81,000). This amount includes provisions for a company car and related gross-ups, reimbursement of telephone expenses, communication allowances (such as newspaper), and meal allowances, and does not include any social benefitrelated compensation or customary social related provisions, such as pension payments. STI – ANNUAL BONUS Target STI of ~NIS 3.5 million (approximately $959,000) and maximum STI of ~NIS 4.56 million (approximately $1.25 million). See below “Short-Term Incentive - The Annual Bonus Component. LTI – EQUITY Entitlement to an annual LTI (equity) value of NIS 5.5 million (approximately $1.5 million). The equity-based compensation amount in the above table reflects the expense recognized for Mr. Zoller’s LTI in the 2024 Financial Statements. See Note 19 to our 2024 Financial Statements. TERMINATION ARRANGEMENTS • 12-months advance notice period in case of termination by the Company (not for cause) or 6-months advance notice in case of resignation; • Additional severance equal to the last base salary multiplied by the number of years that Mr. Zoller served as ICL’s President & CEO. CPI ADJUSTMENT In accordance with Mr. Zoller’s Employment Agreement, all compensation items per Mr. Zoller’s Employment Agreement are adjusted to the increase in the CPI. OTHER BENEFITS All other cash and non-cash benefits payable to our senior executives pursuant to our policies in effect from time to time, including but not limited to, pension, education fund, disability insurance, Company car, gross up, etc., as well as exemption, insurance and indemnification arrangements applying to the Company’s office holders. (5) ELAD AHARONSON MONTHLY BASE SALARY ~NIS 128,000 (approximately $35,000), as of December 31, 2024, adjusted to increases in the CPI. STI – TARGET Target STI of 75% of the annual base salary. For details regarding Mr. Aharonson’s STI performance and payout in 2024, see below “Short-Term Incentive Annual Bonus Component”. LTI The equity-based compensation amount in the above table reflects the expense that was recognized for Mr. Aharonson’s LTI in the 2024 Financial Statements. TERMINATION ARRANGEMENTS Advance notice period of 6 months. OTHER BENEFITS All other benefits customary in the Company, such as regular provisions for pension and severance, education fund, disability insurance, Company car, gross up, as well as exemption, insurance and indemnification arrangements applying to the Company’s office holders. 35

SE C TI O N 3 | C O R P O R AT E GOV E R N A N C E (6) AVIRAM LAHAV MONTHLY BASE SALARY ~NIS 125,000 (approximately $34,000), as of December 31, 2024, adjusted to increases in the CPI. STI – TARGET Target STI of 75% of the annual base salary. For details regarding Mr. Lahav’s STI performance and payout in 2024, see below "Short-Term Incentive Annual Bonus Component". LTI The equity-based compensation amount in the above table reflects the expense that was recognized for Mr. Lahav’s LTI in the 2024 Financial Statements. TERMINATION ARRANGEMENTS Advance notice period of 6 months in case of termination by the Company (not for cause) or 3-months advance notice in case of resignation. OTHER BENEFITS All other benefits customary in the Company, such as regular provisions for pension and severance, education fund, disability insurance, Company car, gross up, as well as exemption, insurance and indemnification arrangements applying to the Company’s office holders. (7) PHILIP BROWN MONTHLY BASE SALARY ~NIS 114,000 (approximately $31,000), as of December 31, 2024. STI – TARGET TTarget STI of 75% of the annual base salary. For details regarding Mr. Brown’s STI performance and payout in 2024, see below “Short-Term Incentive Annual Bonus Component”. LTI The equity-based compensation amount in the above table reflects the expense that was recognized for Mr. Brown’s LTI in the 2024 Financial Statements. OTHER BENEFITS All other benefits customary in the Company, such as regular provisions for health, retirement and severance, disability arrangement, car allowance, as well as exemption, insurance and indemnification arrangements applying to the Company’s office holders. (8) LILACH GEVA-HAREL MONTHLY BASE SALARY ~NIS 98,000 (approximately $27,000), as of December 31, 2024, adjusted to increases in the CPI. STI – TARGET Target STI of 75% of the annual base salary. For details regarding Mrs. Geva Harel’s STI performance and payout in 2024, see below “Short-Term Incentive Annual Bonus Component”. LTI The equity-based compensation amount in the above table reflects the expense that was recognized for Mrs. Geva Harel’s LTI in the 2024 Financial Statements. TERMINATION ARRANGEMENTS Advance notice period of 6 months. OTHER BENEFITS All other benefits customary in the Company, such as regular provisions for pension and severance, education fund, disability insurance, Company car, gross up, as well as exemption, insurance and indemnification arrangements applying to the Company’s office holders. 36

SE C TI O N 3 | C O R P O R AT E GOV E R N A N C E MR. ELAD AHARONSON, NEW PRESIDENT AND CEO On December 23, 2024, our Board of Directors approved the appointment of Mr. Elad Aharonson as ICL’s new President and CEO, effective March 13, 2025, succeeding Mr. Raviv Zoller. On March 6, 2025, our shareholders approved Mr. Aharonson’s compensation terms as our new President and CEO, following the approval of the HR & Compensation Committee on December 31, 2024 and January 6, 2025, and the Board of Directors on January 9, 2025. Mr. Aharonson’s compensation terms as President and CEO are as follows: • Annual base salary: An annual gross base salary of NIS 2,820,000 (approximately $762,000). • STI – Annual Bonus: Target STI of 12 monthly base salaries (currently equal to NIS 2,820,000 (approximately $773,000)). The maximum STI payout for Mr. Aharonson for any given fiscal year may not exceed 15 monthly base salaries (currently equal to NIS 3,525,000 (approximately $966,000)). • LTI – Equity: LTI award in the form of equity compensation, in the value of NIS 5,520,000 (approximately $1,492,000) per vesting annum, or any other amount per vesting annum as approved by the Company’s authorized organs, including shareholder approval by the required majority according to applicable law. For details regarding Mr. Aharonson's LTI award for the years 2025-2027, see Note 19 to the 2024 Financial Statements. • Notice Period: 12 months advance notice in any case of termination of employment (excluding termination of employment by the Company for cause) (the “Advance Notice Period”). During the Advance Notice Period, Mr. Aharonson may be required to continue his work for the Company. During the Advance Notice Period, should employer-employee relations remain in effect, Mr. Aharonson will be entitled to all of his compensation terms, including STI and vesting of any existing LTI awards. Mr. Aharonson may receive payment in lieu of the advance notice period, including salary and any associated benefits or their equivalent value, but excluding STI payment, existing LTI vesting and a new LTI grant. • Other Benefits: Additional cash and non-cash benefits similar to those payable to senior executives of the Company pursuant to policies in effect from time to time, including but not limited to, welfare, pension including severance pay, education fund, life insurance (risk), health insurance, accidents insurance, work disability insurance, birthday and holiday gifts, vacation days per year (and redemption of accrued vacation days), sick days quota, recuperation days, annual medical examination, professional association membership fees, meals allowance or its equivalent, newspaper allowance, cellular phone and company car, including gross up, and expenses reimbursement. Mr. Aharonson is also entitled to exemption, insurance and indemnification arrangements as customary in the Company. • CPI Adjustment: All components of Mr. Aharonson’s compensation, including base salary, STI awards and LTI entitlement, will be adjusted periodically in accordance with increases in the CPI, subject to the maximum amounts for each compensation component as set forth in the Compensation Policy. MR. RAVIV ZOLLER, DEPARTING PRESIDENT AND CEO Mr. Raviv Zoller ceased to serve as our President and CEO on March 12, 2025. On December 31, 2024, and January 9, 2025, our HR & Compensation Committee and Board of Directors, respectively, approved Mr. Zoller’s employment termination terms, which are consistent with the terms of his employment agreement and applicable law. According to these terms, the employment relationship between the Company and Mr. Zoller will terminate in November 2025, following the conclusion of his accrued vacation and sick days. Upon termination of employment, Mr. Zoller will receive payment in lieu of 12 months' advance notice, as well as an additional severance payment, in addition to the regular severance pay, for each year of his employment (including the 12 months’ advance notice period). 37

SE C TI O N 3 | C O R P O R AT E GOV E R N A N C E SHORT TERM INCENTIVE – THE ANNUAL BONUS COMPONENT Our Annual Short Term Incentive Plan is a key element in supporting our pay-for-performance philosophy. Each Executive Officer’s annual incentive opportunity is determined by performance in certain components, with an emphasis on key operating and financial metrics, including ESG targets. The Annual Incentive Plan for 2024 continued to include strategic metrics at both ICL and operating segment levels to measure and reward initiatives critical to the longer-term success of the organization. For most of our executive officers, other than for Mr. Zoller (our departing President and CEO) and Mr. Doppelt (our Executive Chairman of the Board), the STI targets continue to be set as a percentage of salary, with actual STI payouts based on a performance multiplier dependent on the achievement of predetermined annual goals. ESG performance targets are included as part of the annual short term incentive plan of all executive officers, to reflect our commitment to creating impactful solutions for humanity’s sustainability challenges, including: health & safety performance (IR improvement targets), environmental performance (water savings, waste reduction and GHG emissions reduction targets, aimed to eventually achieve science-based targets (SBTi)), suppliers sustainability performance (related to TfS /Ecovadis assessments), climate-change and climate related disclosures and rankings, diversity and gender equality improvement targets, energy efficiency, green products, product carbon footprints calculations, and more. On January 20, 2025, and January 22, 2025, our HR & Compensation Committee and Board of Directors, respectively, approved the payouts of the annual STI awards to our executive officers for 2024, including the top-five earners in 2024 among ICL’s senior officers, in accordance with the Company’s Compensation Policy, and according to the criteria set forth above. CEO STI FORMULA, AS SET FORTH IN THE PREVIOUS COMPENSATION POLICY IN EFFECT IN 2024 • The target STI (“STI Target”) for the CEO represents the payout amount for achieving a 100% performance level (i.e., meeting 100% of all targets) in a given year. The STI Target for the CEO for any given fiscal year may not exceed 120% of the CEO’s annual base salary. • 80% of the CEO's STI Target will be measured against the performance level of annual measurable financial and non- financial goals determined by the HR & Compensation Committee and the Board of Directors at the beginning of each fiscal year, as detailed in the Compensation Policy. • Out of the 80% STI Target, at least 60% of the STI Target will be based on financial goals included in the annual budget, and the remaining 20% (or less) of the STI Target will be based on other measurable non-financial goals. The achievement level of each goal, whether measurable financial goals or measurable non-financial goals, will be assessed independently of other goals, according to the rating scale set forth in the Company’s Compensation Policy, and then translated into payout factors. The measurable financial goals are calculated based on the figures from ICL's annual reports, as adjusted in accordance with the predefined list set forth in the Compensation Policy (the "Predefined List"). • If the actual performance of ICL’s operating income and/or net income, as adjusted according to the Predefined List, does not meet the threshold performance level (60% of budgeted level), there will be no payout for the 80% portion of the STI award that is based on measurable financial and nonfinancial goals. • The remaining 20% of the CEO's STI Target will be determined based on a qualitative evaluation by the HR & Compensation Committee and Board of Directors. The maximum payout for this component cannot exceed three monthly base salaries. • The maximum STI payout for the CEO according to the Company's Compensation Policy cannot exceed, for any given year, the lower of 130% of the CEO's STI Target for such year and $1.5 million. • Mr. Zoller’s STI Target for fiscal year 2024 after adjustment to the CPI as per his employment agreement, was NIS 3.5 million (approximately $959,000), with a maximum STI payout of NIS 4.56 million (approximately $1.2 million). • For details regarding Mr. Zoller’s STI performance and payout in 2024, see ”FIVE-HIGHEST EARNERS STI PERFORMANCE AND PAYOUT IN 2024” below. 38

SE C TI O N 3 | C O R P O R AT E GOV E R N A N C E EXECUTIVE CHAIRMAN OF THE BOARD (CoB) STI FORMULA, AS SET FORTH IN THE PREVIOUS COMPENSATION POLICY IN EFFECT IN 2024 • The STI Target for the CoB represents the payout amount for achieving a 100% performance level (i.e., 100% of all targets) in a given year. The STI Target for the CoB for any given fiscal year may not exceed 120% of the CoB's annual base salary. • If the actual performance of ICL’s operating income and/or net income, as adjusted according to the Predefined List, does not meet the threshold performance level (60% of the budget), no payout will be made under the CoB STI plan. • Of the CoB's STI Targets for any given year, 30% will be based on the performance level of ICL EBITDA; 30% on the performance level of ICL Operating Income; 20% on the performance level of ICL Net Income, and 20% on the performance level of ICL’s Revenues. These goals will be derived from ICL’s budget for the relevant fiscal year, and the achievement level of each goal will be assessed independently, according to the rating scale set forth in the Company's Compensation Policy and then translated into payout factors. Such financial goals are calculated according to the figures from ICL's annual reports, as adjusted in accordance with the Predefined List. • The maximum STI payout for the CoB shall not exceed, for any given fiscal year, the lower of 150% of the CoB's STI Target and $1 million. • Mr. Doppelt’s STI Target for 2024, which was also his potential maximum STI payout, was NIS 1.2 million (approximately $329,000). • Mr. Doppelt’s overall STI score for 2024 representing the performance against the STI targets for 2024, was 139.5%. His payout was NIS 1.2 million (approximately $329,000), which represents a 100% score and is the maximum STI payment possible under Mr. Doppelt's compensation terms. AMENDMENTS TO STI FORMULAS OF CoB AND CEO AS SET FORTH IN THE NEW COMPENSATION POLICY IN EFFECT COMMENCING 2025 • Pursuant to the New Compensation Policy that was approved by our shareholders on October 9, 2024, effective as of the STI for 2025, the CEO STI formula has been amended to provide that out of the measurable 80% STI Target, between 50%-100% will be measured against financial goals included in the annual budget for the relevant fiscal year, and the remaining measurable STI Target will be measured against non-financial measurable goals. The list of financial and non-financial measurable goals remains unchanged. In addition, the payout factor for non-financial measurable goals for excellent performance by the CEO has been expanded to a range between 100%-125%. • The Predefined List of financial goals’ adjustments for purposes of calculating the STI of the CoB and the CEO for any given year in the New Compensation Policy includes an adjustment for force majeure events, including pandemics, natural disasters, war (including related geopolitical developments), strikes and shutdowns, general emergency situations, an offensive event against ICL or against its facilities (including cyber-attacks), etc., that were not considered for purposes of determining the annual budget. According to shareholders approval, this adjustment applies as of 2024 reporting year period for purposes of calculating the payout of the STI awards for 2024 for the CoB and the CEO. 39

SECTION 3 | CORPORATE GOVERNANCE

EXECUTIVE OFFICERS (OTHER THAN THE CoB AND CEO) STI FORMULA, AS SET FORTH IN THE COMPANY'S COMPENSATION POLICY

Under the Company's Compensation Policy, annual bonuses of our Executive Officers, other than the CEO and Executive Chairman, may be based on measurable financial metrics and/or measurable non-financial metrics, as pre-determined by our HR & Compensation Committee and Board of Directors, and/or determined based on a qualitative evaluation. The HR & Compensation Committee and Board of Directors may determine, in any given year, that the STI payout for such Executive Officers will be granted, in whole or in part, according to a qualitative evaluation of non-measurable items, subject to the maximum STI payout set forth in the Compensation Policy. The maximum STI payout for an Executive Officer, other than the CEO and Executive Chairman, shall not exceed, for any given fiscal year, the lower of 225% of the Executive Officer's STI Target for such year and $1 million.

FIVE-HIGHEST EARNERS STI PERFORMANCE AND PAYOUT IN 2024 (1)

The following table details the STI performance and payout to the five highest earning senior officers of ICL for 2024.

EXECUTIVE OFFICE	ANNUAL BASE SALARY(2)	STI TARGET %	STI TARGET	OVERALL SCORE OF %TARGET (3)	2024 STI PAYOUT
Raviv Zoller	NIS 3.2 million (~$0.88 million)	NA(4)	NIS 3.5 million (~$0.96 million)	116.6%	NIS 4.08 million (~$1.12 million)
Elad Aharonson	NIS 1.5 million (~$0.41 million)	75%	NIS 1.2 million (~$0.33 million)	124.83%	NIS 1.44 million (~$0.39 million)
Aviram Lahav	NIS 1.5 million (~$0.41 million)	75%	NIS 1.1 million (~$0.30 million)	122.6%	NIS 1.38 million (~$0.38 million)
Philip Brown(5)	NIS 1.4 million (~$0.38 million)	75%	NIS 1.0 million (~$0.28 million)	123.9%	NIS 1.27 million (~$0.35 million)
		33.33%	NIS 0.5 million (~$0.125 million)	200%	NIS 0.90 million (~$0.25 million)
Lilach Geva-Harel	NIS 1.2 million (~$0.33 million)	75%	NIS 0.9 million (~0.25 million)	125.5%	NIS 1.11 million (~$0.30 million)

(1) The adjustments to the Company's annual net and operating income, as specified in "Item 5 – Financial Results and Business Overview– A. Operating Results" of the 2024 Annual Report, for purposes of calculating the STI threshold and the measurable financials goals for the CEO and the CoB, are consistent with the Predefined List in the Company's Compensation Policy. This includes adjustments for charges related to the security situation in Israel, which, as approved by the shareholders, apply to STI awards for the year ended December 31, 2024, for purposes of calculating the STI payout for 2024 of the CoB and the CEO, in order to align the financial measures for purposes of calculating such 2024 STI payouts with the 2024 financial measures reported by the Company.

(2) Annual base salary amounts are as of December 31, 2024.

(3) For all executive officers, this column represents the weighted percentage score of the measurable financial and non-financial goals (including ESG targets) and qualitative evaluation, as applicable.

(4) Mr. Zoller's STI Target was determined in Mr. Zoller's Employment Agreement as a nominal amount, linked to the CPI.

(5) Mr. Brown STI payout in 2024 includes his annual STI payout of NIS 1.27 million (approximately $0.35 million), which represents an overall score of 123.9% of his STI targets, as well as an additional STI for the pre-defined 2024 KPIs, in the amount of NIS 912,500 (approximately $0.25 million).

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SE C TI O N 4 | BOA R D O F D I R E C TO R S BOARD OF DIRECTORS 41

SE C TI O N 4 | B OA R D O F D I R E C T O R S KEY INFORMATION ABOUT OUR BOARD According to our Articles of Association, we must have no less than seven and no more than 20 directors serving on our Board of Directors (including our external directors). Our Board of Directors is currently comprised of 12 directors, including two external directors elected pursuant to the requirements of the Israeli Companies Law. A director who is not an external director is elected annually and holds office until the next annual general meeting of shareholders following the general meeting at which such director was elected, or until his or her earlier resignation or removal pursuant to a resolution of a general meeting of shareholders or applicable law. At the Meeting, all of our currently serving directors who are not external directors are standing for election, namely Yoav Doppelt, Aviad Kaufman, Avisar Paz, Sagi Kabla, Reem Aminoach, Lior Reitblatt, Tzipi Ozer Armon, Gadi Lesin, Michal Silverberg and Shalom Shlomo, each to hold office until the close of the next annual general meeting of shareholders and until each of their successors is duly appointed and qualified, unless any office is earlier vacated due to their earlier resignation or removal. All such director nominees were elected to serve as directors at our annual general meeting of shareholders held in 2024. Additionally, our two external directors, Dr. Miriam Haran and Ms. Dafna Gruber, will continue to serve in accordance with their respective three-year terms until July 16, 2027, and January 26, 2028, respectively. If all of the director nominees are elected at the Meeting, our Board of Directors will be comprised of 12 directors, including two external directors elected pursuant to the requirements of the Israeli Companies Law. 42

SE C TI O N 4 | B OA R D O F D I R E C T O R S BOARD OF DIRECTORS BIOGRAPHY Yoav Doppelt, 56 Director Since: December 2018 Executive Chairman Since: July 2019 Mr. Doppelt serves as the Chief Executive Officer of Israel Corp. Previously Mr. Doppelt served as the Chief Executive Officer of Kenon Holdings Ltd., a global company (NYSE: KEN), and Executive Chairman of IC Power Ltd., a power generation company, from March 2014 to September 2017. Prior thereto, Mr. Doppelt was the founder and Chief Executive Officer of the Ofer Group’s private equity fund where he was involved in numerous investments in the private equity and technology sectors. Mr. Doppelt has served as the Chief Executive Officer of XT Investments (formerly known as XT Capital and Ofer Hi-Tech) since 2001. Mr. Doppelt has actively led several public offerings of equity and debt offerings in the US and Europe, and he has extensive operational and global business experience with growth companies. Mr. Doppelt also serves as a director of AKVA Group ASA and of Prodalim Investments Ltd. Previously Mr. Doppelt served as Chairman of OPC Energy Ltd. (TASE: OPC), and as a director of Zim Integrated Shipping Services Ltd. and of Melisron Ltd. Mr. Doppelt holds a BA degree in Economics and Management from the Technion - Israel Institute of Technology, and an MBA degree from Haifa University. Aviad Kaufman, 54 Director Since: March 2014 Mr. Kaufman is the Chief Executive Officer of One Globe Business Advisory Ltd, the chairman of Israel Corp., and a board member of Kenon Holdings Ltd., OPC Energy Ltd. and other private companies, each of which may be associated with Mr. Idan Ofer. From 2017 until July 2021, Mr. Kaufman served as the Chief Executive Officer of Quantum Pacific (UK) LLP and from 2008 until 2017 as Chief Financial Officer of Quantum Pacific (UK) LLP (and its predecessor Quantum Pacific Advisory Limited). From 2002 until 2007, Mr. Kaufman fulfilled different senior corporate finance roles at Amdocs Ltd. Previously, Mr. Kaufman held various consultancy positions with KPMG. Mr. Kaufman is a certified public accountant and holds a BA degree in Accounting and Economics from the Hebrew University of Jerusalem (with distinction), and an MBA degree in Finance from Tel Aviv University. Avisar Paz, 68 Director Since: April 2001 Mr. Paz served as the Chairman of the Board of Directors of OPC Energy Ltd. until January 3, 2021. Previously, Mr. Paz served as the Chief Executive Officer of Israel Corp. and prior to that, as the Chief Financial Officer of Israel Corp. Mr. Paz received a BA degree in Economics and Accounting from Tel Aviv University and is a certified public accountant in Israel (CPA). 43

SE C TI O N 4 | B OA R D O F D I R E C T O R S Dafna Gruber, 59 Director Since: January 2022 External director under the Israeli Companies Law and independent under the NYSE rules Until recently, Ms. Gruber served as the Chief Financial Officer of Netafim Ltd., a precision irrigation solutions company, from 2021 to 2025. Prior to joining Netafim, Ms. Gruber held Chief Financial Officer positions in various companies including Clal Industries Ltd. from 2015 to 2017, Nice Systems Ltd. from 2007 to 2015, and Alvarion Ltd. from 1999 to 2007. Ms. Gruber currently serves as an external director of Cellbrite Ltd. and Check Point Software Technologies Ltd.. Ms. Gruber is a certified public accountant and holds a BA degree in Accounting and Economics from Tel Aviv University. Gadi Lesin, 58 Director Since: March 2021 Independent under the Israeli Companies Law and the NYSE rules Mr. Lesin served as President and CEO of Strauss Group Ltd. ("Strauss Group"), an international food and beverage company and the largest food company in Israel, from 2009 to 2018. Mr. Lesin successfully led the Strauss Group through a time of intense economic, global and social change. Under his leadership, the Strauss Group strengthened its international operations, more than doubled its equity value, and grew its profits significantly. Mr. Lesin currently serves as a director in ORIAN SH.M. Ltd. and as an external director in Electra Consumer Products, both listed on the TASE. Mr. Lesin holds a BA degree in business management, cum laude, from the Tel Aviv College of Management and an MBA degree, cum laude, from Ben Gurion University. Lior Reitblatt, 67 Director Since: November 2017 Independent under the Israeli Companies Law and the NYSE rules Mr. Reitblatt served as Chief Executive Officer and Chairman of the Board of Super-Pharm (Israel) Ltd for 28 years. Mr. Reitblatt serves as the Chairman of the Advisory Board of Amorphical and previously served, among other positions, as Chairman of the Board of LifeStyle Ltd. and member of the board of Office Depot Israel Ltd. Mr. Reitblatt is a certified public accountant, and holds a BA degree in Accounting and Economics from Tel Aviv University and an MBA degree from the University of California, Berkeley. 44

SE C TI O N 4 | B OA R D O F D I R E C T O R S Michal Silverberg, 48 Director Since: July 2022 Independent under NYSE rules and meets all qualifications under the Israeli Companies Law for Independent Director but was not formally classified as one Ms. Silverberg has served as a Managing Director at the Novartis Venture Fund (“NVF”) since 2017. Prior to joining NVF and from 2014, Ms. Silverberg served as a Senior Partner at Takeda Ventures and, prior to that and from 2007, Ms. Silverberg worked at Novo Nordisk in roles of increasing responsibility, including as Senior Director Business Development and New Product Commercialization, serving as a member of the BioPharma leadership team. Since 1998, Ms. Silverberg has held positions in various sectors of the life science industry, including in the Office of the Chief Scientist of Israel (the incubator program), venture capital (Ofer Brothers Hi Tech investing group) and global pharmaceutical and biotech companies, including various positions at MGVS Ltd., an Israeli biotech company, and at OSI Pharmaceuticals, Inc. in a business development role. Ms. Silverberg currently serves as a director in several private companies. Ms. Silverberg holds a B.A. degree in Economics and Business Management from Haifa University, Israel, an M.B.A. degree from Tel Aviv University, Israel, and a MA degree in Biotechnology from Columbia University, New York. Dr. Miriam Haran, 75 Director Since: July 2021 External director under the Israeli Companies Law and independent under the NYSE rules Dr. Haran has been involved in environmental management and safety issues for over forty years in various key positions. Dr. Haran is currently serving as chair of Israel Resource Efficiency Center – a knowledge and consulting center for reducing the environmental impact of industry by streamlining raw materials, energy, water, etc. Dr. Haran serves as chair of the Weitz Center for Sustainable Development and a board member of M.A.I – a major Israeli recycling company of electrical and electronic waste as well as the Chair of the Public Safety Committee in the Prime Minister's Office. Dr. Haran previously served as Director General, Deputy Director General and Chief Scientist of Israel’s Ministry of Environmental Protection, as well as the Head of Ono Academic College’s MBA Program in Environmental Management. Dr. Haran has served in numerous scientific, corporate, and public organizations. Dr. Haran served as Chair of the Israel Consumer Council, Environmental Consultant, Board Member of The Environmental Services Company Ltd. (ESC), Board Member of BGN Technologies Ltd., and Member of the General Assembly of the Jerusalem Institute for Israel Studies. Dr. Haran was Senior Researcher at A.Y. Laboratories, Researcher at Unikoor Biotechnology, Researcher and Senior Lecturer at the Hebrew University, and Researcher at Rutgers University in Newark, New Jersey. Dr. Haran served as an external director of ICL between 2010-2018. Dr. Haran holds a B.Sc. in Natural Sciences from the Hebrew University of Jerusalem and a PhD in Organic Chemistry from Brandeis University. 45

SE C TI O N 4 | B OA R D O F D I R E C T O R S Reem Aminoach. 62 Director Since: March 2017 Independent under NYSE rules and meets all qualifications under the Israeli Companies Law for Independent Director but was not formally classified as one Mr. Aminoach serves as a director of the Institute for National Security Studies. Until recently, Mr. Aminoach served as a director of Israel Aerospace Industries Ltd. and as the founding partner of the accounting firm Shtainmetz Aminoach & Co. In his military service, Mr. Aminoach, a brigadier general, served as a member of the General Staff Forum of the IDF, Head of Budgets at the Ministry of Defense, Financial Advisor to the IDF Chief of Staff and Head of the IDF Budget Division. Previously, Mr. Aminoach served as director at Ofer Investments Ltd. and as director and Chairman of the Audit Committee at Zim Ltd., of the Israel Corp. group. Mr. Aminoach also served as a member of the Board of Governors of Hadassah Medical Center. Mr. Aminoach is a certified public accountant, and holds a BA degree in Accounting and Economics from Tel Aviv University (academic honors, Dean's honor list) and MBA degree in Business Administration from Tel Aviv University. Sagi Kabla, 48 Director Since: February 2016 External director under the Israeli Companies Law and independent under the NYSE rules Mr. Kabla has served as Chief Financial Officer of Israel Corp. since December 2015. In March 2025, Mr. Kabla was appointed to the board of directors of Prodalim Investments Ltd. Mr. Kabla previously served as a director of Oil Refineries Ltd and Tower Semiconductors Ltd. Prior to his appointment as Chief Financial Officer of Israel Corp., Mr. Kabla held various senior executive roles at Israel Corp., with responsibilities including business development and investor relations. Earlier in his career, Mr. Kabla held management positions in the corporate finance and mergers and acquisitions division of KPMG. Mr. Kabla holds an M.B.A. in Finance from the College of Management Academic Studies (COMAS) and a B.A. degree in Economics and Accounting from Bar-Ilan University. Mr. Kabla is a Certified Public Accountant in Israel. Tzipi Ozer Armon, 59 Director Since: January 2020 Independent under the Israeli Companies Law and the NYSE rules Ms. Ozer-Armon serves as the Chief Executive Officer of Lumenis Ltd. Before joining Lumenis, she headed the Japanese market activities of Teva Pharmaceutical Industries Ltd. and served as Senior Vice President of Sales and Marketing at SanDisk. Previously, Ms. Ozer-Armon also served as VP & General Manager at MSystems. In addition to ICL, Ms. Ozer-Armon is a director at Check Point. Ozer-Armon holds a BA degree, magna cum laude, in Economics, and an MBA degree in Finance and Marketing from Tel-Aviv University, and she is an AMP graduate of the Harvard Business School. Shalom Shlomo, 47 Director Since: January 2024 Independent under the Israeli Companies Law and the NYSE rules Mr. Shlomo has over 20 years of experience in various leading positions in the public and private sectors. Mr. Shlomo serves as the chairman of the Haim Avshalom Institute, since May 2023, and as a director of Ashdod Refinery Ltd., an Israeli public company, since August 2023. As part of his positions in the private sector, Mr. Shlomo provided consulting services to Israeli energy, infrastructure and telecommunications companies, among others. In addition, Mr. Shlomo served in various senior positions in the public sector, including as the Israeli Cabinet Secretary from June 2021 until January 2023. Mr. Shlomo holds an LLB degree in law from the Israeli Academic Center for Law and Business. 46

SE C TI O N 4 | B OA R D O F D I R E C T O R S EXTERNAL DIRECTORS As a public Israeli company, we are required by the Israeli Companies Law to have at least two external directors who meet certain independence criteria to ensure that they are not related to the Company or to our controlling shareholder. The definition of an “external director” or "independent director" under the Israeli Companies Law and the definition of an “independent director” under the New York Stock Exchange (“NYSE”) rules are very similar, and thus, we would generally expect a director who qualifies as one to also qualify as the other. However, since the definitions provided in Israeli law and U.S. laws are not identical, it is possible for a director to qualify as one but not necessarily as the other. An external director is required to have either financial and accounting expertise or professional qualifications, as defined in the relevant regulations promulgated under the Israeli Companies Law, and at least one of the external directors is required to have financial and accounting expertise. Our external directors, Ms. Dafna Gruber and Dr. Miriam Haran, have financial and accounting expertise as defined in such regulations. An external director is entitled to reimbursement of expenses and compensation as provided in the Compensation Regulations promulgated under the Israeli Companies Law but is otherwise prohibited from receiving any other compensation from us, directly or indirectly, during his or her term of office and for two years thereafter. Under the Israeli Companies Law, external directors must be elected at a shareholders’ meeting by a simple majority of the votes cast, provided that either of the following conditions is met: (i) such majority includes a majority of the votes cast by noncontrolling shareholders and shareholders who do not have a personal interest in the election (excluding a personal interest that did not result from the shareholder’s relationship with the controlling shareholder), excluding abstentions, or (ii) the votes cast by noncontrolling shareholders and shareholders who do not have a personal interest in the election opposing the election (excluding a personal interest that did not result from the shareholder’s relationship with the controlling shareholder) did not exceed 2% of our aggregate voting rights. Generally, external directors may serve for up to three terms of three years each, and as a company whose shares are traded on the NYSE, our Audit and Accounting Committee and Board of Directors may nominate external directors for additional three-year terms under certain circumstances for election by the shareholders by the same majority required for election of an external director as described above. Even if an external director is not nominated by our Board of Directors for reelection for a second or third term, an external director may be nominated for reelection for up to two additional three year terms, by (a) one or more shareholders holding at least 1% of our voting rights (provided the external director is not an "affiliated or competing shareholder", or a relative of such a shareholder, at the time of the appointment, and is not "affiliated" with such a shareholder at the time of the appointment or within the two years preceding the date of appointment, as such terms are defined in the Israeli Companies Law). In such circumstances, the reelection of the external director requires the approval of our shareholders by a majority of the votes cast by noncontrolling shareholders and shareholders who do not have a personal interest in the election (excluding a personal interest that did not result from the shareholder’s relationship with the controlling shareholder and excluding abstentions) and the votes cast by such shareholders approving the reelection must exceed 2% of our aggregate voting rights; and (b) the external director him or herself, in which case the election by the shareholders is by the same majority required for the initial election of an external director, as described above. The term of office of an external director may be terminated prior to expiration only by a shareholder vote, by the same threshold required for election, or by a court, but in each case only if the external director ceases to meet the statutory qualifications for election or if the external director breaches his or her duty of trust to the Company. Under the Israeli Companies Law, each committee of the Board of Directors that exercises power of the Board of Directors must include at least one external director and all external directors must be members of the Company’s Audit Committee and Compensation Committee. We have two external directors: Dr. Miriam Haran, whose second three-year term commenced on July 17, 2024, and Ms. Dafna Gruber, whose second three-year term commenced on January 27, 2025. 47

SE C TI O N 4 | B OA R D O F D I R E C T O R S BOARD EFFECTIVENESS REVIEW Our Board of Directors is committed to continuous improvement and recognizes the fundamental role a robust Board of Directors and committee evaluation process play in ensuring that our Board of Directors maintains optimal composition and functions effectively. In the annual selfevaluation process, the members of the Board of Directors conduct a confidential assessment of the performance, risk oversight and composition of the Board and its committees, as relevant. As part of the evaluation process, the Board of Directors reviews the effectiveness and overall composition of the Board of Directors, including director tenure, board leadership structure, diversity and skill sets, the quality and scope of the materials distributed in advance of meetings and the board's access to Company executives and operations, to ensure the Board of Directors serves the best interests of shareholders and positions the Company for future success. After the evaluations, the board and committees, in conjunction with the corporate secretariat function, work to improve upon any issues presented during the evaluation process and to identify opportunities that may lead to further improvement. While this formal self-evaluation is conducted on an annual basis, the evaluation process is an ongoing process throughout the year. Directors continuously share their perspectives, feedback, and suggestions throughout the year, whether during the board’s executive sessions or otherwise. NEW DIRECTOR ON BOARDING & DIRECTORS' TRAININGS The Company has a tailored and robust onboarding program for new directors, aimed to familiarize the new directors with key topics, such as the board’s structure, governance and responsibilities, the Company’s organizational structure, the Company’s strategic objectives and key performance indicators (KPIs), the Company’s business environment and market overview, financial reporting and legal proceedings. The program is formalized and tailored to take into account the unique backgrounds, experiences and expected committee responsibilities of each new director. The program includes an educational overview of the Company's public disclosures, including website, regulatory filings, governance documents, investor presentations, and annual and long-term budget materials. In addition, we schedule meetings for the new directors with other directors, key executives and business leaders to gain business insights about the Company, and the culture of the board and how it operates. Additional onboarding activities (such as site visits) are calendared throughout the year to foster an ongoing onboarding program. The board operates according to annual and long-term plans, which include, among other things, trainings on various issues (such as climate change, sustainability, governance, compliance, HR, people trends, etc.), in addition to educational sessions on the business environment, our products, competition view, compliance, and other topics. 48

SECTION 4 | BOARD OF DIRECTORS

BOARD COMMITTEES

Our Board of Directors has established the following committees, which operate in accordance with written charters or procedures that set forth, among other things, such committee's structure, manner of operations, qualification and membership requirements, responsibilities and authorities.

COMMITTEE NAME	MAIN RESPONSIBILITIES	COMMITTEE MEMBERS
AUDIT & ACCOUNTING (1) Statutory committee	• Identifying and addressing flaws in the business management of the Company • Review and approve interested party transactions; determine criteria for classification and approval of interested party transactions • Establishing whistleblower procedures • Overseeing the Company's internal audit system and the performance of its internal auditor • Appointment, compensation, oversight and scope of work assessment of the Company's independent accounting firm • Monitoring ICL's financial statements and the effectiveness of its internal controls >Ensure the Company's compliance with legal and regulatory requirements and adherence to corporate governance best practices • Overseeing ICL's risk management, including monitoring the activities to manage and mitigate the identified risks	**Dafna Gruber (Chair)** Dr. Miriam Haran Lior Reitblatt Gadi Lesin
HUMAN RESOURCES & COMPENSATION (2) Statutory committee	• Recommending to the Board of Directors a policy governing the compensation of officers and directors based on specific criteria • Recommending to the Board of Directors, from time to time, updates to such compensation policy • Reviewing the implementation of the compensation policy • Deciding whether to approve transactions with respect to terms of office and employment of officers and directors (which require approval by the compensation committee under the Israeli Companies Law) • Approving, under certain circumstances, an exemption from shareholder approval of the terms of a candidate for chief executive officer (who meets certain non- affiliation criteria, in accordance with the provisions of the Israeli Companies Law) • Overseeing the Company's bonus and equity plans • Overseeing evaluation of top management and employees • Overseeing succession planning	**Dr. Miriam Haran (Chair)** Dafna Gruber Lior Reitblatt
CLIMATE, SUSTAINABILITY & COMMUNITY RELATIONS (3) Not statutory committee, advisory only	• Overseeing ICL's climate, sustainability, safety, environment and water management related risks and opportunities, targets, policies and programs • Overseeing ICL's community outreach programs, public relations and advocacy • Overseeing diversity and inclusion aspects in the Company	**Dr. Miriam Haran (Chair, Environmental Expert)** Sagi Kabla Gadi Lesin
FINANCING COMMITTEE (4) Not statutory committee, advisory only	Overseeing ICL's financing and equity management and operations, including loans, equity offerings, hedging, debt and other financial vehicles	**Sagi Kabla (Chair)** Aviad Kaufman Avisar Paz Dafna Gruber

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SECTION 4 | BOARD OF DIRECTORS

1 **AUDIT AND ACCOUNTING COMMITTEE**
Under the Israeli Companies Law, the Audit Committee must consist of at least three directors who meet certain independence criteria and must include all of the Company's external directors. The Chair of the Audit Committee is required to be an external director. In addition to meeting the requirements of Israeli law, our Audit and Accounting Committee also complies with the composition requirements applicable to U.S. companies that are listed on the NYSE and with SEC rules. All members of our Audit and Accounting Committee are independent directors, as such term is defined in SEC rules and the NYSE listing requirements. Our Board of Directors has determined that all of the members of the Audit and Accounting Committee are financially literate as provided in the NYSE rules.

2 **HUMAN RESOURCES AND COMPENSATION COMMITTEE**
Under the Israeli Companies Law, the Compensation Committee must consist of at least three directors who meet certain independence criteria and include all of the Company's external directors, who are required to constitute a majority of its members. The Chair of the Compensation Committee must be an external director. The members of the Compensation Committee are remunerated for their service in accordance with the Compensation Regulations, which govern the compensation of external directors. All members of our HR and Compensation Committee are also independent directors as such term is defined in the NYSE listing requirements and SEC rules.

3 **CLIMATE, SUSTAINABILITY AND COMMUNITY RELATIONS COMMITTEE**
Our Climate, Sustainability and Community Relations Committee is not a statutory committee and is not authorized to exercise any power of our Board of Directors and has advisory authority only.

4 **FINANCING COMMITTEE**
Our Financing Committee is not a statutory committee and is not authorized to exercise any power of our Board of Directors and has advisory authority only.

At the Board of Directors meeting held on May 18, 2025, the Board resolved to establish a new committee focused on regulatory matters. As part of its mandate, the committee will oversee, among other things, the company's preparedness for significant regulatory changes expected in the coming years, including preparations related to the expiration of the Dead Sea concession and the processes for allocating a new concession in 2030. The committee serves as an advisory body to the Board and does not hold decision-making authority. It is composed of four members: Shalom Shlomo (Chair), Tzipi Ozer-Armon, Dr. Miriam Haran, and Reem Aminoach. The committee will convene quarterly or as needed.

BOARD AND COMMITTEES' MEETINGS ATTENDANCE IN 2024

BOARD MEMBER	BOARD MEETING	AUDIT & ACCOUNTING COMMITTE	HR & COMPENSATION COMMITTEE	CLIMATE, SUSTAINABILITY AND COMMUNITY RELATIONS COMMITTEE	FINANCING COMMITTE
Yoav Doppelt	19/19				
Aviad Kaufman	19/19				2/2
Avisar Paz	19/19				2/2
Dafna Gruber	18/19	10/10	8/8		2/2
Gadi Lesin	19/19	10/10		5/5	
Lior Reitblatt	19/19	10/10	8/8		
Michal Silverberg	19/19				
Miriam Haran	19/19	10/10	8/8	5/5	
Reem Aminoach	15/19			4/5	
Sagi Kabla	18/19			5/5	2/2
Tzipi Ozer Armon	19/19				
Shalom Shlomo	19/19				

By Order of the Board of Directors,

Aya Landman, Adv.
VP, Chief Compliance Officer &
Corporate Secretary

July 17, 2025

ICL

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AP P E N D I X A APPENDIX A – RECONCILIATION OF NON-IFRS MEASURES FULL YEAR 2024 CALCULATION OF ADJUSTED EBITDA AND FREE CASH FLOW Calculation of Adjusted EBITDA (US$M) FY’24 FY’23 Net income $407 $687 Financing expenses, net $140 $168 Taxes on income $172 $287 Less: Share in earnings of equity-accounted investees ($1) ($1) Operating income $775 $1,141 Depreciation and amortization $596 $536 $98 $77 Adjusted EBITDA $1,469 $1,754 Calculation of Free Cash Flow (US$M) FY’24 FY’23 Cash flow from operations $1,468 $1,710 Additions to PP&E, intangible assets, and dividends from equity-accounted investees (2) ($710) ($777) Free cash flow $758 $933 Adjustments (1) (1) Divestment related items and transaction costs from acquisitions, legal proceedings, dispute and other settlement expenses as well as impairment and disposal of assets, provision for closure and restoration costs. (2) Also includes proceeds from sale of property, plants and equipment (PP&E). CALCULATION OF ADJUSTED NET INCOME, ATTRIBUTABLE, ADJUSTED DILUTED EARNINGS PER SHARE (“EPS”) AND NET DEBT TO ADJUSTED EBITDA Calculation of adjusted net income attributable (US$M) FY’24 FY’23 Net income, attributable $407 $647 Adjustments (1) $98 $77 Total tax adjustments ($21) ($9) Adjusted net income, attributable $484 $715 Calculation of Adjusted Diluted Earnings Per Share (US$M, excluding per share data) FY’24 FY’23 Adjusted net income, attributable $484 $715 Weighted-average number of diluted ordinary shares outstanding (in millions) $1,290 $1,291 Adjusted diluted earnings per share (2) $0.38 $0.55 (1) Divestment related items and transaction costs from acquisitions, legal proceedings, dispute and other settlement expenses as well as impairment and disposal of assets, provision for closure and restoration costs. (2) Adjusted diluted EPS is calculated by dividing adjusted net income attributable by weighted- average number of diluted ordinary shares outstanding. Note: Numbers may not add up due to rounding and set offs. 51

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICL Group Ltd.

By:	/s/ Aviram Lahav
	Name:	Aviram Lahav
	Title:	Chief Financial Officer

ICL Group Ltd.

By:	/s/ Aya Landman
	Name:	Aya Landman
	Title:	VP, Chief Compliance Officer & Corporate Secretary

Date: July 17, 2025

EXHIBIT INDEX

Exhibit No.	Description

99.1	Form of proxy card